UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 11 February 4, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

The Press Release issued on 4 February, 2016

Amsterdam, 4 February 2016

ING 2015 underlying net profit EUR 4,219 million; FY 2015 dividend at EUR 0.65 per ordinary share

Think Forward strategy drives strong new customer acquisitions and commercial growth in 2015

•	ING attracted over 1.4 million new retail customers; primary relationships increased by almost 7% to 8.9 million
•	Core lending recorded net growth of EUR 21.7 billion; robust net customer deposit inflow of EUR 25.1 billion

ING Bank full-year 2015 underlying net profit of EUR 4,219 million, up 23.2% from full-year 2014

•	Strong 2015 performance reflects higher interest results and lower risk costs, despite higher regulatory costs
•	4Q15 underlying result before tax was EUR 1,202 million with positive momentum across both Retail and Wholesale Banking

ING Group fully-loaded CET1 ratio strengthened to 12.7%; proposal to pay full-year dividend of EUR 2,515 million

•	ING Group full-year 2015 net result EUR 4,010 million; 4Q15 net result was EUR 819 million
•	ING Group’s SREP requirement set at 9.5%; Dutch buffers currently set at 3% and phase in over four years
•	ING proposes to pay final cash dividend of EUR 0.41 per ordinary share, following interim dividend of EUR 0.24 in August 2015

CEO statement

“We work hard every day to improve the customer experience and are grateful for the confidence our clients place in us,” said Ralph Hamers, CEO of ING Group. “In 2015, our retail customer base grew by over 1.4 million new customers to 34.4 million at year-end; of this total, the number of customers selecting ING as their primary bank rose by almost 7% to 8.9 million. Net growth in our core lending book was EUR 21.7 billion, or 4.2%, as we continued to support our clients’ financing needs throughout the business cycle. Net customer deposits grew by EUR 25.1 billion, or 5.1%.”

“During 2015, we also made significant progress on increasing the pace of innovation across the company. In the fourth quarter, Poland introduced Moje ING, a platform which gives customers a comprehensive overview of their finances with the help of an easy-to-use financial planning tool, and is based on a similar system in Spain. Twyp, our app for peer-to-peer payments using telephone numbers, was launched in Spain in December. In the new year we also launched Twyp in the Netherlands and announced an investment in the fintech WeLab, which provides consumer loans in China and Hong Kong in a fully automated process that takes just minutes.”

“I’m proud that ING also made important strides in our sustainability efforts. We published our ambitions to reduce our carbon dioxide footprint, water usage and waste by 20% and have committed to procuring 100% renewable electricity for all our buildings, both by 2020. As part of our eforts to helping our clients’ transition to more sustainable operations, we ended the financing of new coal exploration and are reducing existing coal financing.”

“ING Bank recorded an underlying net profit of EUR 4,219 million in 2015, which is 23.2% higher than in 2014. This improvement was primarily driven by higher interest results on the back of strong lending growth and lower risk costs, and despite a substantial increase in regulatory costs. ING Bank’s full-year underlying return on equity rose to 10.8% from 9.9% in 2014. ING Bank’s fourth-quarter 2015 underlying result before tax was EUR 1,202 million, reflecting continued positive momentum in both Retail and Wholesale Banking. Income grew, supported by volume growth and increased fees, and ING Germany delivered another record quarterly result.”

“In 2015, we completed the divestment of Voya and significantly reduced our stake in NN Group, bringing us closer to completing our restructuring and consolidating our position as one of Europe’s leading banks. Including the net result of the legacy Insurance businesses, ING Group posted a net result of EUR 4,010 million for the full-year 2015. The fourth-quarter 2015 net result of ING Group was EUR 819 million.”

“Our capital position continued to strengthen and the fully-loaded CET1 ratios of ING Group and ING Bank were 12.7% and 11.6%, respectively, at year-end. We are pleased to propose a full-year 2015 dividend of EUR 0.65 per share, comprising the previously announced interim dividend of EUR 0.24 and a final dividend of EUR 0.41 per share. We are committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to our shareholders. We aim to pay a progressive dividend over time.”

“ING’s strategy is on track and I am proud of our achievements in 2015. I am confident that our franchise will continue to create sustainable long-term growth in 2016, while empowering our customers and delivering value to our shareholders.”

Investor enquiries	Investor conference call	Press conference
T: +31 20 576 6396	4 February 2016 at 9:00 CET	4 February 2016 at 11:00 CET
E: investor.relations@ing.com	+31 20 794 8500 (NL)	Bijlmerplein 888, Amsterdam
	+44 20 7190 1537 (UK)	Or via Q&A at +31 20 531 5871 (NL)
Press enquiries	+1 480 629 9031 (US)	or +44 203 365 3210 (UK)
T: +31 20 576 5000	Live audio webcast at www.ing.com	Live audio webcast at www.ing.com
E: media.relations@ing.com

Share Information

Table of contents		Share information
Share Information	2		4Q2014	1Q2015	2Q2015	3Q2015	4Q2015
Economic Environment	3	Shares (in millions, end of period)
Consolidated Results	4	Total number of shares	3,858.9	3,862.9	3,869.8	3,870.1	3,870.2
Segment Reporting	9	- Treasury shares	4.3	2.8	2.0	1.5	1.5
Corporate Line	16	- Shares outstanding	3,854.6	3,860.1	3,867.8	3,868.6	3,868.7
Geographical Split Banking	17	Average number of shares	3,856.2	3,856.9	3,863.3	3,868.0	3,868.9
Consolidated Balance Sheet	21	Share price (in euros)
Risk & Capital Management	23	End of period	10.83	13.65	14.81	12.65	12.45
Business & Sustainability Highlights	27	High	11.78	13.96	15.49	15.90	13.74
Appendix	28	Low	10.07	10.35	13.45	12.38	11.92
		Net result per share (in euros)	0.30	0.46	0.09	0.28	0.21
Financial calendar		Shareholders' equity per share	13.32	14.16	12.09	11.90	12.36
Publication 2015 ING Group Annual Report:	Wednesday, 2 March 2016	(end of period in euros)
2016 Annual General Meeting:	Monday, 25 April 2016	Dividend per share (in euros)	0.12	n.a	0.24	n.a	0.41
Record date for final dividend 2015 entitlement (Euronext Amsterdam)*:	Thursday, 28 April 2016	Price/earnings ratio1)	33.8	10.7	13.6	11.2	12.0
Record date for final dividend 2015 entitlement (NYSE)*:	Thursday, 28 April 2016	Price/book ratio	0.81	0.96	1.22	1.06	1.01
Payment date final dividend 2015 (Euronext Amsterdam)*:	Wednesday, 4 May 2016	1) Four-quarter rolling average.
Publication results 1Q2016:	Tuesday, 10 May 2016
Payment date final dividend 2015 (NYSE)*:	Wednesday, 11 May 2016
Publication results 2Q2016:	Wednesday, 3 August 2016
Record date for interim dividend 2016 entitlement (Euronext Amsterdam)*:	Monday, 8 August 2016
Payment date interim dividend 2016 (Euronext Amsterdam)*:	Monday, 15 August 2016
Record date for interim dividend 2016 entitlement (NYSE)*:	Monday, 15 August 2016
Payment date interim dividend 2016 (NYSE)*:	Monday, 22 August 2016
Publication results 3Q2016:	Thursday, 3 November 2016
* only if any dividend is paid	All dates are provisional

Listing information			American Depositary Receipts (ADRs)
ING ordinary shares are registered shares with a par value of EUR 0.24 per share. The (depositary receipts for) ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE).			For questions related to the ING ADR program, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact:
			J.P. Morgan Shareholder Services:	J.P. Morgan Transfer Agent Service Center
Stock exchanges	Tickers (Bloomberg, Reuters)	Security codes (ISIN, SEDOL1)	JPMorgan Chase Bank, N.A. 4 New York Plaza, Floor 12	ADR shareholders can contact: JPMorgan Chase Bank N.A.
Euronext Amsterdam and Brussels	INGA NA, ING.AS	NL0000303600, 7154182	New York, NY 1004	P.O. Box 64504
New York Stock Exchange	ING US, ING.N	US4568371037, 2452643	Attention: Depositary Receipts Group	St. Paul, MN 55164-0854
			Fax: +1 212 552-1950	In the US: +1 800 990 1135
			In the U.S.: (866) JPM-ADRS	Outside the US: +1 651 453 2128
			Outside the US: +1 866 576-2377	Email: jpmorgan.adr@wellsfargo.com

Relative share price performance

1 January 2015 to 1 January 2016

2	ING Press Release 4Q2015

Economic Environment

Economic activity

• The composite purchasing managers’ index for the eurozone improved slightly in the fourth quarter. Weak external demand from emerging markets appears to be counterbalanced by stronger domestic demand.

• In the US, the composite PMI was dragged down by the manufacturing sector. This sector suffers from the strong dollar and weak demand from emerging markets.

• The PMIs are regarded as timely indicators of underlying trends in economic activity.

Interest rates

The first rate hike by the Federal Reserve in December caused the short end of the US yield curve to move up. In the eurozone, by contrast, the anticipated lowering of the deposit rate by the ECB caused the short end of the yield curve to move down. Inflation expectations remain weak as commodity prices decline due to emerging markets weakness and (in the case of oil) supply policy.

Stock markets

The fourth quarter was characterised by anticipation of the first Federal Reserve rate hike in the US and further easing by the ECB in the eurozone, compounded by general uncertainty about the state of the world economy. As a result, stock markets were volatile over the course of the quarter.

Currency markets

On balance, the euro weakened in the fourth quarter. This is the effect of the ECB’s additional monetary policy, hinted at in October and formally announced in December. The dollar received support from the first Fed rate hike, announced in December 2015.

Credit markets

Credit-market spreads increased in the fourth quarter, mainly because of concerns about global economic growth. The slowdown in China, together with concerns about the pace of growth in the United States, have caused the slight run-up in spreads

Consumer confidence

Consumer confidence improved in the fourth quarter as concerns about a possible Grexit receded, purchasing power continued to improve due to low oil prices and employment continued to increase in the eurozone. Consumer confidence remains well above its long-term average.

ING Press Release 4Q2015	Source: ING Economics Department	3

Consolidated Results

Consolidated result
	4Q2015	4Q2014	Change	3Q2015	Change	FY2015	FY2014	Change
Profit and loss data (in EUR million)
Interest result	3,172	3,208	-1.1%	3,140	1.0%	12,590	12,376	1.7%
Commission income	607	556	9.2%	524	15.8%	2,320	2,290	1.3%
Investment income	-1	25	-104.0%	-7		129	206	-37.4%
Other income	265	-34		345	-23.2%	1,513	424	256.8%
Total underlying income	4,043	3,756	7.6%	4,002	1.0%	16,552	15,296	8.2%
Staff expenses	1,197	1,204	-0.6%	1,203	-0.5%	4,922	4,844	1.6%
Regulatory costs	279	182	53.3%	105	165.7%	620	408	52.0%
Other expenses	1,062	1,186	-10.5%	939	13.1%	3,704	3,727	-0.6%
Operating expenses	2,539	2,572	-1.3%	2,247	13.0%	9,246	8,979	3.0%
Gross result	1,504	1,183	27.1%	1,756	-14.4%	7,306	6,317	15.7%
Addition to loan loss provision1)	302	400	-24.5%	261	15.7%	1,347	1,594	-15.5%
Underlying result before tax	1,202	783	53.5%	1,495	-19.6%	5,959	4,724	26.1%
Taxation	367	215	70.7%	379	-3.2%	1,668	1,221	36.6%
Minority interests	12	20	-40.0%	23	-47.8%	72	79	-8.9%
Underlying net result	822	548	50.0%	1,092	-24.7%	4,219	3,424	23.2%
Net gains/losses on divestments	0	0		0		367	202	81.7%
Special items after tax	-16	-18		-15		-58	-1,021
Net result from Banking	807	530	52.3%	1,078	-25.1%	4,528	2,606	73.8%
Net result Insurance Other	12	14	-14.3%	-90		-42	107	-139.3%
Net result IC elimination between ING Bank and NN Group		-12				-20	-55
Net result from discontinued operations NN Group2)	0	226	-100.0%	76	-100.0%	-779	65
Net result from discontinued operations Voya Financial		418	-100.0%			323	-1,471
Net result ING Group	819	1,176	-30.4%	1,064	-23.0%	4,010	1,251	220.5%
Net result per share (in EUR)3)	0.21	0.30		0.28		1.04	0.32
Capital ratios (end of period)
ING Group shareholders' equity (in EUR billion)2)				46	3.9%	48	51	-6.8%
ING Group common equity Tier 1 ratio fully-loaded				12.3%		12.7%	10.5%
ING Bank shareholders' equity (in EUR billion)				39	4.7%	41	38	7.3%
ING Bank common equity Tier 1 ratio fully-loaded				11.3%		11.6%	11.4%
ING Bank common equity Tier 1 phased in				11.4%		11.6%	11.2%
Customer lending/deposits (end of period, in EUR billion)
Residential mortgages				276.7	0.8%	279.0	280.6	-0.6%
Other customer lending				252.3	0.6%	253.7	232.9	8.9%
Customer deposits				509.4	-0.1%	508.7	489.3	4.0%
Profitability and efficiency
Underlying interest margin Banking	1.47%	1.53%		1.46%		1.46%	1.51%
Underlying cost/income ratio Banking	62.8%	68.5%		56.1%		55.9%	58.7%
Underlying return on equity based on IFRS-EU equity ING Bank4)	8.2%	5.9%		11.2%		10.8%	9.9%
Employees ING Bank (FTEs, end of period)				52,560	-0.4%	52,368	52,898	-1.0%
Risk
Non-performing loans/total loans (end of period)				2.6%		2.5%	3.0%
Stock of provisions/provisioned loans (end of period)				37.6%		38.5%	35.5%
Underlying risk costs in bps of average RWA	38	54		34		44	55
Risk-weighted assets ING Bank (end of period, in EUR billion)				310.3	2.5%	318.2	296.3	7.4%

1)	The amount presented in ‘addition to loan loss provision’ (which is equivalent to risk costs) includes write-offs and recoveries on loans and receivables not included in the stock of provision for loan losses.
2)	As announced on 11 January 2016, ING implemented an accounting change related to the pre-IPO anchor investments in NN Group made in 2014. This accounting change is reflected in ING Group’s 2015 full-year reporting and comparative figures. As a consequence, the previously reported second-quarter 2015 net result from discontinued operations NN Group was adjusted by EUR -1,001 million from EUR 1,359 million to EUR 358 million. The previously reported FY 2014 shareholders’ equity increased by EUR 0.9 billion from EUR 50.4 billion to EUR 51.3 billion.
3)	The 2014 result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
4)	Annualised underlying net result divided by average IFRS-EU shareholders’ equity of ING Bank N.V.
Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from divestments, special items, Insurance Other, intercompany eliminations between ING Bank and NN Group, and discontinued operations.

4	ING Press Release 4Q2015

Consolidated Results

ING Bank posted a strong set of full-year 2015 results, driven by higher net interest results and lower risk costs. The underlying net profit was EUR 4,219 million, up 23.2% from 2014. This was realised despite a sharp increase in regulatory costs during 2015. Commercial performance was robust in 2015: ING Bank grew net core lending (excluding currency impacts) by EUR 21.7 billion, or 4.2%, and attracted EUR 25.1 billion of net customer deposits (excluding currency impacts and Bank Treasury). ING Group’s 2015 net result was EUR 4,010 million, including the net result of the legacy Insurance businesses.

In the fourth quarter of 2015, ING Bank recorded a strong underlying result before tax of EUR 1,202 million, reflecting continued positive momentum in both Retail and Wholesale Banking1) and despite significantly higher regulatory costs. Income grew, supported by volume growth and increased fee income. The net growth in our core customer lending franchises was EUR 4.5 billion. The non-performing loan ratio declined further in the fourth quarter. The quarterly net result from Banking was EUR 807 million. The fourth-quarter 2015 net result of ING Group was EUR 819 million.

Banking

ING Bank’s fourth-quarter underlying result before tax of EUR 1,202 million was strong, reflecting improved results compared with a year ago in both Retail and Wholesale Banking. The underlying result before tax rose 53.5% from the fourth quarter of 2014. Excluding CVA/DVA impacts, regulatory expenses and the redundancy provisions recorded in the fourth quarter of 2014, the underlying result before tax rose 5.8%, driven by higher income and lower risk costs, in part offset by higher expenses. Compared with the third quarter of 2015, the pre-tax result declined 19.6%, but was 3.7% lower excluding CVA/DVA impacts and the significantly higher regulatory costs.

Total underlying income

Total underlying income rose 7.6% year-on-year to EUR 4,043 million. This increase was supported by lower negative CVA/DVA impacts (EUR -22 million in the fourth quarter of 2015 versus EUR -80 million one year ago) and a EUR 23 million one-time impact on consumer loan origination in Germany. Excluding both of these items, income increased 5.4%, mainly driven by growth in Retail Germany and Industry Lending and an improvement at the Corporate Line. Compared with the third quarter of 2015, which included EUR 40 million of positive CVA/DVA impacts, total underlying income rose 1.0%.

Total customer lending at ING Bank increased by EUR 3.7 billion in the fourth quarter to EUR 532.7 billion. Net growth in the core lending businesses, excluding currency impacts, was EUR 4.5 billion in the fourth quarter of 2015. For the full-year 2015, core lending grew by EUR 21.7 billion, or 4.2%, in line with our Ambition 2017 growth estimate of 3-4% per annum.

Of the core lending growth in the fourth quarter, EUR 2.4 billion was in residential mortgages, as a small decline in Retail Netherlands was more than offset by mortgage growth in most other countries. Other customer lending grew by EUR 2.1 billion, despite a EUR 1.8 billion net decline in Retail Banking. Other customer lending in Wholesale Banking grew by EUR 3.8 billion, particularly in Structured Finance and Real Estate Finance. The decline in Retail Banking was due to lower business lending in the Netherlands and Belgium.

Customer deposits at ING Bank (excluding Bank Treasury and adjusted for currency impacts) recorded a net growth of EUR 3.4 billion in the fourth quarter of 2015. Retail Banking recorded a net inflow of EUR 5.0 billion, driven by growth outside of the Benelux. In Wholesale Banking, net customer deposits declined by EUR 2.7 billion; this was mainly caused by lower corporate deposits from asset managers and corporate treasuries at year-end.

The underlying interest result declined 1.1% to EUR 3,172 million from EUR 3,208 million in the fourth quarter of 2014. Excluding Financial Markets (which recorded lower interest results, but higher other income), the interest result rose by EUR 38 million, or 1.3%. The interest result on customer lending activities increased slightly due to higher volumes in other (non-mortgage) customer lending, which was partly offset by a small decline in mortgage volumes and a slightly declining margin for lending overall. The interest result on customer deposits rose marginally, driven by business growth as the positive volume impact was largely offset by a lower overall interest margin on customer deposits. The improved interest margin on savings accounts (supported by client rate reductions) could not fully compensate for the lower margins on current accounts due to the declining reinvestment yields. Compared with the third quarter of 2015, the underlying interest result rose by EUR 32 million, or 1.0%. Excluding Financial Markets, the interest result declined by EUR 24 million, or 0.8%.

1) As of 20 January 2016, Commercial Banking is rebranded to Wholesale Banking.

ING Press Release 4Q2015	5

Consolidated Results

The fourth-quarter 2015 underlying net interest margin of ING Bank was 1.47%, up slightly from 1.46% in the third quarter of 2015. This small increase was largely attributable to higher interest results at Financial Markets. The interest margins on both lending activities and customer deposits were marginally lower quarter-on-quarter. Compared with the fourth quarter of 2014, the overall interest margin declined by six basis points, of which four basis points were caused by lower interest results at Financial Markets.

Commission income increased 9.2% from the fourth quarter of 2014 to EUR 607 million. The increase was mainly visible in Retail Banking due to higher fee income in the Netherlands and the one-time impact on consumer loan origination in Germany. Within Wholesale Banking, lower fee income in Industry Lending (due to declines in Natural Resources Finance and Trade & Commodity Finance) was more than offset by higher commission income in Financial Markets. Quarter-on-quarter, commission income rose 15.8% due to increases in Wholesale Banking, Retail Germany and Retail Belgium.

 Investment income dropped to EUR -1 million from EUR 25 million in the fourth quarter of 2014, mainly due to EUR 16 million of impairments on equities and bonds. Compared with the third quarter of 2015, which included a EUR 71 million impairment on an equity stake and the EUR 41 million annual dividend from Bank of Beijing, investment income improved by EUR 6 million.

Other income rose to EUR 265 million from EUR -34 million a year ago. This strong increase was partly caused by lower negative CVA/DVA impacts: EUR -22 million in the fourth quarter of 2015 versus EUR -80 million in the fourth quarter of 2014. Excluding CVA/DVA adjustments, other income rose by EUR 242 million year-on-year, among others due to higher revenues at Financial Markets, a negligible impact from hedge ineffectiveness and positive sales results in the real estate run-off portfolio. Compared with the third quarter of 2015, which included EUR 40 million of positive CVA/DVA impacts, other income declined by EUR 80 million. Excluding CVA/DVA adjustments, other income was EUR 17 million lower quarter-on-quarter, mainly due to lower revenues at Financial Markets, which are traditionally lower in the last quarter of the year.

Operating expenses

Underlying operating expenses declined by EUR 33 million, or 1.3%, compared with the fourth quarter of 2014 to EUR 2,539 million. Expenses in this quarter included EUR 279 million of regulatory expenses (including the annual Dutch bank tax, the contribution to the new Dutch resolution fund and a one-off charge in Poland related to the bankruptcy of SK Bank) compared with EUR 182 million of regulatory expenses one year ago. This quarter also included a number of smaller restructuring provisions in Retail Benelux and Wholesale Banking which in aggregate amounted to EUR 120 million (and which are expected to deliver annual savings of EUR 65 million by 2017), whereas the fourth quarter of 2014 included EUR 375 million of redundancy provisions. Excluding both items, expenses increased by EUR 124 million. The increase was mainly visible in the Corporate Line, where expenses were EUR 104 million higher year-on-year, mainly due to a large release from DGS-related provisions and high value-added tax refunds in the fourth quarter of 2014. Investments to support business growth in Retail Challengers & Growth Markets and Wholesale Banking, and an addition to the provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, were largely offset by cost savings and other one-off items.

Compared with the third quarter of 2015, expenses increased by EUR 292 million. EUR 174 million was caused by higher regulatory expenses and the remainder was due to the aforementioned restructuring provisions and other offsetting items. The fourth-quarter underlying cost/income ratio for ING Bank improved to 62.8% compared with 68.5% one year ago. The full-year 2015 underlying cost/income ratio improved to 55.9% from 58.7% in 2014.

The cost-saving programmes that have been underway at ING Bank since 2011 are expected to reduce total annual expenses by EUR 1.2 billion by 2017, and by EUR 1.3 billion by 2018. Of these targeted amounts, EUR 858 million of cost savings have already been achieved. In relation to these initiatives, 7,201 internal and external FTEs have left ING Bank since the start of the programmes.

The total number of internal staff declined to 52,368 FTEs at year-end 2015. This is a decline of 192 FTEs compared with the end of September 2015 due to reductions in Turkey and the Benelux, partly offset by FTE growth in Germany and the international network of Wholesale Banking.

Addition to loan loss provisions

ING Bank recorded EUR 302 million of risk costs in the fourth quarter, down from EUR 400 million a year ago, but up from EUR 261 million in the previous quarter. Net additions in Retail Netherlands declined further to EUR 59 million, supported by the recovery of the Dutch economy. Lower arrears resulted in a EUR 6 million net release for the Dutch mortgage portfolio. The net addition for Dutch business lending was EUR 57 million compared with EUR 96 million a year ago and EUR 45 million in the previous quarter. In Retail

6	ING Press Release 4Q2015

Consolidated Results

Belgium, risk costs increased to EUR 65 million from the low EUR 16 million in the previous quarter. The risk costs in the fourth quarter were higher than the average quarterly figure in 2015 (EUR 42 million) for Retail Belgium, due to additions for some specific files. In the Retail Challengers & Growth Markets, net additions rose to EUR 80 million, mainly due to higher risk costs in Turkey and Poland. Risk costs in Wholesale Banking were EUR 97 million, similar to the level in the previous quarter, but EUR 55 million lower than a year ago. The risk costs in the current quarter were mainly related to Ukraine, Real Estate Finance (due to the absence of large releases) and some Structured Finance files. Total NPLs at ING Bank declined to EUR 15.0 billion from EUR 15.6 billion at the end of September 2015. The non- performing loan (NPL) ratio continued its downward trend and decreased to 2.5% from 2.6% at the end of the third quarter of 2015.

Total risk costs were 38 basis points of average risk-weighted assets versus 34 basis points in the previous quarter and 54 basis points in the fourth quarter of 2014. For the full-year, risk costs were 44 basis points of average risk-weighted assets, which is within the range of the expected loss of 40- 45 basis points through the cycle.

Underlying result before tax

The fourth-quarter 2015 underlying result before tax was EUR 1,202 million, up 53.5% compared with the same quarter of 2014. Sequentially, the underlying result before tax declined 19.6%, predominantly due to higher regulatory expenses.

Net result Banking

ING Bank’s underlying net result increased to EUR 822 million from EUR 548 million in the fourth quarter of 2014, but declined from EUR 1,092 million in the third quarter of 2015. The effective underlying tax rate was 30.6% compared with 27.5% in the fourth quarter of 2014 and 25.4% in the previous quarter. The full-year 2015 effective underlying tax rate rose to 28.0% from 25.8% in 2014.

ING Bank’s fourth-quarter net result was EUR 807 million. It includes EUR -16 million of special items after tax, which were fully related to restructuring programmes in Retail Netherlands that were announced before 2013.

The full-year underlying return on IFRS-EU equity rose to 10.8% from 9.9% in 2014. This improvement was driven by an increase in the underlying net result, partly offset by an increase in the average equity base. The higher average equity base, notwithstanding EUR 2.2 billion of capital upstreams to ING Group in the first half of 2015, was mainly attributable to retained earnings and higher revaluation reserves. In the second half of 2015, there were no capital upstreams from ING Bank to ING Group. The Ambition 2017 target range for the underlying return on IFRS-EU equity is 10-13%.

Net result ING Group

ING Group’s fourth-quarter net result was EUR 819 million, compared with EUR 1,176 million in the fourth of 2014 and EUR 1,064 million in the previous quarter. These figures include the net results of the legacy insurance businesses.

In the fourth quarter of 2015, ING Group recorded a net result of EUR 12 million in Insurance Other. This result was caused by a higher valuation of warrants on NN Group at year-end. The fourth quarter of 2014 included a net result of EUR 646 million for the legacy insurance activities. Of this amount, EUR 226 million was related to the discontinued operations of NN Group and EUR 418 million to the discontinued operations of Voya. ING Group’s remaining stake in Voya was sold in the first quarter of 2015. ING’s stake in NN Group was reduced from 68.1% at the end of 2014 to 25.8% at year-end 2015.

ING Group’s net result per share was EUR 0.21 for the fourth quarter of 2015 and EUR 1.04 for the full-year 2015.

ING Press Release 4Q2015	7

Consolidated Results

Dividend

ING is committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to our shareholders. ING aims to pay a progressive dividend over time.

The Board proposes to pay a total dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the Annual General Meeting in April 2016. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2015, the fi dividend will amount to EUR 0.41 per ordinary share and be paid in cash.

Other events

Further divestment of NN Group

In January 2016, ING’s stake in NN Group was further reduced to 16.2% after the successful sale of 33 million ordinary shares of NN Group. As a result of this transaction, and because ING no longer has any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING has lost significant influence over NN Group and will account for its remaining stake in NN Group as an available-for–sale investment going forward. The financial impact of this transaction, amounting to a net profit at closing of EUR 522 million, will be reflected in ING Group’s first-quarter 2016 net results. This broadly reflects the difference between the EUR 2.2 billion book value of our 25.8% investment in NN Group, which was fixed using the share price at deconsolidation at the end of May 2015, and the market value of this stake of EUR 2.7 billion at closing of the January 2016 transaction. The transaction will raise ING Group’s fully loaded CET1 ratio by approximately 30 basis points on a pro-forma basis.

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. EUR 208 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three anchor investors. EUR 129.5 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.2% to 14.1%.

ING Group amends accounting approach for NN Group anchor investment transaction

On 11 January 2016, ING announced, following a recommendation by the Netherlands Authority for the Financial Markets (AFM), that it will change its accounting for the anchor investment transaction related to the divestment of NN Group made in 2014. This change has been reflected in ING Group’s 2015 full-year reporting and 2014 comparative figures. As a result of this amendment, ING’s reported shareholders’ equity as of 31 December 2014 increased by EUR 920 million to EUR 51,344 million. ING’s reported second-quarter 2015 result decreased by EUR 1,001 million from EUR 1,359 million to EUR 358 million. The amendment had no impact on ING Bank, ING Bank’s underlying net result, nor on ING’s ongoing operating results, capital or dividend plans.

Upon concluding that the original accounting was not in accordance with IFRS, ING has re-evaluated the effectiveness of internal controls over financial reporting. As a result of this re-evaluation, ING has determined that, while controls were in place to review accounting policies, a material weakness existed in the operating effectiveness of internal controls related to the determination of specific accounting policies for certain complex and non-routine divestment activity. ING is promptly remediating this material weakness.

8	ING Press Release 4Q2015

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit and loss account
	Total Retail Banking		Retail Benelux				Retail Challengers & Growth Markets
			Netherlands		Belgium		Germany		Other
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
Profit and loss data
Interest result	2,279	2,329	910	966	471	504	427	385	470	475
Commission income	356	313	135	118	94	94	62	44	65	57
Investment income	5	10	1	1	1	7	2	0	0	2
Other income	154	49	36	1	41	21	16	-19	61	46
Total underlying income	2,793	2,701	1,082	1,086	608	625	507	411	596	579
Expenses excl. regulatory costs	1,544	1,795	622	906	348	350	196	178	378	362
Regulatory costs	144	88	100	35	-12	18	9	19	46	17
Operating expenses	1,687	1,884	722	941	336	368	205	197	424	378
Gross result	1,106	817	360	144	273	257	302	214	172	201
Addition to loan loss provision	204	247	59	165	65	18	13	16	67	49
Underlying result before tax	902	569	301	-20	207	240	288	198	105	152
Customer lending/deposits (end of period, in EUR billion)1)
Residential mortgages	277.7	278.9	126.7	132.1	34.0	32.9	66.1	65.0	50.9	49.0
Other customer lending	107.6	105.7	37.4	38.7	38.3	37.5	10.4	10.9	21.6	18.7
Customer deposits	435.0	417.3	131.4	129.4	79.7	76.7	120.2	114.3	103.7	96.8
Profitability and efficiency1)
Cost/income ratio	60.4%	69.8%	66.7%	86.7%	55.2%	58.8%	40.5%	47.9%	71.2%	65.4%
Return on equity based on 10.0% common equity Tier 12)	15.3%	10.7%	14.3%	-1.5%	16.9%	29.4%	32.0%	22.5%	6.8%	9.8%
Employees (FTEs, end of period)	41,177	42,121	9,928	10,675	8,823	9,034	4,262	3,917	18,164	18,495
Risk1)
Risk costs in bps of average RWA	50	64	41	108	85	27	21	26	56	46
Risk-weighted assets (end of period, in EUR billion)	163.1	155.2	57.7	61.2	31.8	27.5	24.9	24.4	48.7	42.0

1) Key figures based on underlying figures

2) Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised)

Retail Banking’s full-year underlying result before tax rose 17.3% to EUR 3,928 million, driven by higher income and lower risk costs. The fourth-quarter underlying result before tax increased to EUR 902 million from EUR 569 million in the fourth quarter of 2014, which included EUR 325 million of redundancy provisions. Excluding this item, the pre-tax result rose 0.9% as higher income and lower risk costs were largely off by increased expenses (including higher regulatory costs).

Compared with the previous quarter, the pre-tax result fell by EUR 190 million, due to higher expenses and risk costs, whereas income slightly declined after the EUR 41 million dividend payment from Bank of Beijing in the third quarter. Net customer lending in Retail Banking remained unchanged in the fourth quarter; net customer deposits rose by EUR 5.0 billion.

Underlying income rose 3.4% from the fourth quarter of 2014 to EUR 2,793 million. This increase was driven by the Retail Challengers & Growth Markets, notably Germany. The Benelux recorded a small decline in income, mainly due to lower interest margins on lending and current accounts combined with lower volumes in the Netherlands. The margin on savings improved, supported by the lowering of client savings rates in most countries. Compared with the third quarter of 2015, income decreased by 1.1%. The net production of customer lending (excluding Bank Treasury, currency impacts and transfers of WUB mortgages to NN Bank) was nil in the fourth quarter, as EUR 1.8 billion growth in mortgages was offset by a EUR 1.8 billion decline in other customer lending. The decrease in other customer lending was due to lower business lending in the Netherlands and a decrease in one large exposure in Belgium. Net customer deposits (excluding Bank Treasury and currency impacts) grew by EUR 5.0 billion.

Operating expenses declined by EUR 197 million, or 10.5%, from the fourth quarter of 2014 to EUR 1,687 million. This decline was mainly caused by the EUR 325 million of redundancy provisions recorded a year ago, partly offset by EUR 56 million of higher regulatory costs (due to the new Dutch resolution fund, a one-off charge in Poland and a write-back in Belgium) and an addition to the provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands. Additional redundancy costs in the Benelux

ING Press Release 4Q2015	9

Segment Reporting: Retail Banking

were largely offset by a provision release and a value-added tax refund. Compared with the third quarter, expenses increased by EUR 120 million, of which EUR 59 million was due to higher regulatory costs.

Risk costs at Retail Banking were EUR 204 million, down 17.4% from a year ago due to a sharp decline in the Netherlands. This was partly offset by higher risk costs in Belgium, Poland and Turkey. Compared with the previous quarter, risk costs were 24.4% higher. Risk costs over average risk-weighted assets increased to 50 basis points in the fourth quarter of 2015. On a full-year basis, risk costs declined to 54 basis points from 71 basis points in 2014.

The underlying return on equity, based on a 10% common equity Tier 1 ratio, was 15.3% in the fourth quarter of 2015 compared with 10.7% a year ago and 20.6% in the previous quarter. The full-year 2015 underlying ROE rose to 17.6%.

Retail Netherlands

Retail Netherlands posted a solid fourth-quarter underlying result before tax of EUR 301 million, up from EUR -20 million a year ago, which included EUR 325 million of redundancy provisions. Excluding this item, the result decreased by EUR 4 million. Income was slightly lower, whereas higher regulatory costs (mainly reflecting the new Dutch resolution fund) and the provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, were offset by a lower net addition to loan loss provisions.

Total underlying income fell 0.4% compared with a year ago to EUR 1,082 million as lower interest results were largely offset by higher fee income and higher other income. The interest result declined 5.8% due to lower lending volumes and lower margins on lending products and current accounts. The interest margin on savings improved, supported by the lowering of client savings rates. The decline in volumes was, aside from low demand in business lending, mainly caused by the continued transfer of mortgages from WestlandUtrecht Bank (WUB) to NN Group and the run-off in the WUB mortgage portfolio. The total mortgage portfolio declined in the fourth quarter by EUR 1.7 billion, of which EUR 1.2 billion was at WUB and EUR 0.2 billion due to a decline in the fair value hedge on mortgages. The net production in other customer lending was EUR -1.2 billion due to decreasing volumes in business lending. The net production of customer deposits was EUR 0.1 billion, as some outflow in savings/

deposits was more than offset by higher current accounts volumes.

Compared with the third quarter of 2015, income decreased 0.7%, reflecting a slightly lower margin on mortgages combined with lower volumes, partly compensated by an improved margin on savings.

Operating expenses totalled EUR 722 million, which is EUR 219 million, or 23.3%, lower than a year ago. Excluding the EUR 325 million redundancy provision booked in the fourth quarter of 2014, expenses rose by EUR 106 million, or 17.2%, mainly reflecting EUR 65 million of higher regulatory costs and an addition to the provision the provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands. Extra redundancy costs were largely offset by a provision release. Sequentially, expenses rose by EUR 130 million, or 22.0%. This was mainly due to EUR 100 million of regulatory costs reflecting the Dutch bank tax and the contribution to the new Dutch resolution fund, as well as the seasonal impact of the holiday provision. The cost-saving programmes at Retail Netherlands remain on track to realise EUR 675 million of cost savings by the end of 2017. Of this amount, EUR 438 million has been realised since 2011.

 Risk costs declined to EUR 59 million in the fourth quarter of 2015 compared with EUR 165 million a year ago. On a sequential basis, risk costs were EUR 23 million lower. Risk costs for Dutch mortgages amounted to EUR -6 million versus EUR 23 million in the third quarter of 2015 and EUR 41 million one year ago, reflecting lower non-performing loans. The net addition for business lending was EUR 57 million, which is EUR 12 million higher than in the previous quarter, but EUR 39 million lower than in the fourth quarter of 2014.

Risk-weighted assets decreased by EUR 0.9 billion in the fourth quarter to EUR 57.7 billion, mainly due to improvements in the Dutch mortgage portfolio.

Retail Belgium

The fourth-quarter underlying result before tax of Retail Belgium was EUR 207 million. This represents a decline on both the fourth quarter of 2014 and the third quarter of 2015 and is due to higher additions to loan loss provisions.

Underlying income was EUR 608 million, down EUR 17 million, or 2.7%, year-on-year. This was mainly due to lower

10	ING Press Release 4Q2015

Segment Reporting: Retail Banking

income on mortgages, reflecting lower interest margins and an accelerated amortisation of deferred acquisition costs at Record Bank, combined with lower prepayment fees. On a sequential basis, income decreased by EUR 31 million, or 4.9%, as the previous quarter included EUR 23 million of revenues from the sale of associates. The remaining decrease is explained by a lower margin on mortgages. The net production of customer lending (excluding Bank Treasury) was EUR -0.6 billion in the fourth quarter, mainly reflecting lower business lending, while the net production in mortgages was EUR 0.3 billion. The net production of customer deposits was EUR 0.1 billion.

Operating expenses declined to EUR 336 million from EUR 368 million a year ago. The decrease mainly reflects lower regulatory costs following a partial write-back on the contribution to the Belgian resolution fund in the previous quarter and a value-added tax refund, partly off by additional restructuring costs. Compared with the third quarter of 2015, expenses decreased by EUR 45 million, mainly due to the aforementioned items. The cost-saving programme announced by ING Belgium to realise EUR 160 million of cost savings by the end of 2017 was achieved in this quarter.

Fourth-quarter risk costs amounted to EUR 65 million versus EUR 18 million a year ago and EUR 16 million in the third quarter of 2015. The risk costs in the fourth quarter were higher than the average quarterly figure in 2015 (EUR 42 million) due to additions made for some specific files.

Risk-weighted assets increased by EUR 1.8 billion in the fourth quarter to EUR 31.8 billion, mainly due to an add-on to the risk weight of Belgian SME lending.

Retail Germany

Retail Germany’s fourth-quarter underlying result before tax was EUR 288 million, up from EUR 198 million in the fourth quarter of 2014. The improvement was driven by higher income, which was attributable to volume growth and higher margins on savings, as well as higher commission income and positive hedge ineffectiveness results. Compared with the third quarter of 2015, the result before tax increased by EUR 68 million, mainly due to higher commission income and lower regulatory costs.

Total underlying income was EUR 507 million, up 23.4% from the fourth quarter of 2014. The increase reflects higher interest results, driven by increased lending and savings balances, as well as a higher savings margin compared with a year ago. Income also rose due to a EUR 23 million one-time impact on consumer loan origination (mainly reflected in commission income) and positive hedge ineffectiveness. Compared with the third quarter, total income increased 9.3%, driven by growth in core lending and the one-time impact on consumer loan origination.

Customer deposits (excluding Bank Treasury products) recorded a net growth of EUR 1.3 billion in the fourth quarter of 2015. Total customer lending decreased by EUR 1.2 billion, but net growth in core lending, excluding Bank Treasury products, was EUR 1.2 billion. Residential mortgages increased by EUR 1.0 billion, and consumer lending rose by EUR 0.2 billion. Bank Treasury products (primarily call money and term deposits) decreased by EUR 2.3 billion.

Operating expenses were EUR 205 million, up 4.1% from the fourth quarter of 2014. The increase reflects higher headcount at both ING-DiBa and Interhyp, and investments to support business growth and to attract primary banking clients; the increase was partly offset by EUR 10 million of lower regulatory costs. Expenses decreased from EUR 226 million in the previous quarter, mainly due to EUR 30 million lower regulatory costs as a consequence of recording these costs in specific periods.

Risk costs were EUR 13 million compared with EUR 16 million in the fourth quarter of 2014 and EUR 17 million in the previous quarter. Risk costs in the fourth quarter of 2015 were 21 basis points of average risk-weighted assets.

Risk-weighted assets decreased by EUR 0.2 billion in the fourth quarter to EUR 24.9 billion, mainly due to a model update in the German mortgage portfolio.

Retail Other Challengers & Growth Markets

The underlying result before tax of Retail Other Challengers & Growth Markets decreased to EUR 105 million from EUR 152 million in the fourth quarter of 2014. The decrease was mainly due to a EUR 31 million one-off charge in Poland related to the bankruptcy of SK Bank (remaining EUR 6 million in Wholesale Banking), whereas the fourth quarter of 2014 included a EUR 17 million gain on the sale of a white-label mortgage portfolio in Australia. Compared with the third quarter of 2015, the result before tax fell by EUR 109 million, mainly due to EUR 37 million of higher regulatory expenses

ING Press Release 4Q2015	11

Segment Reporting: Retail Banking

(including the one-off charge in Poland) and EUR 18 million of higher risk costs, while the third-quarter result benefited from the annual dividend from Bank of Beijing (EUR 41 million).

Total underlying income increased by EUR 17 million to EUR 596 million compared with a year ago, mainly driven by improved commercial results across most of the units, partly offset by exchange rate developments (mainly the weaker Australian dollar and Turkish lira compared to the euro) and the gain on the sale of a mortgage portfolio in Australia in the fourth quarter of 2014. Compared with the third quarter of 2015, underlying income declined by EUR 34 million as the third quarter benefited from the annual dividend from Bank of Beijing.

Customer lending increased by EUR 3.7 billion to EUR 72.5 billion in the fourth quarter of 2015, supported by EUR 2.0 billion of currency impacts. Core customer lending, excluding currency impacts and Bank Treasury products, grew by EUR 1.6 billion, with a large part of the growth coming from Australia, Poland and Spain. Customer deposits increased by EUR 5.1 billion in the fourth quarter. Excluding currency impacts and Bank Treasury products, net customer deposits grew by EUR 3.5 billion, mainly in Spain, Poland, Australia, Romania and Turkey.

Operating expenses increased by EUR 46 million from a year ago to EUR 424 million due to EUR 29 million of higher regulatory expenses (including the one-off charge in Poland related to the bankruptcy of SK Bank), investments to support business growth in most of the business units, and inflation adjustments in the Growth Markets. Compared with the third quarter of 2015, operating expenses rose by EUR 56 million, mainly due to higher regulatory expenses and higher expenses in Growth Markets.

Risk costs were EUR 67 million versus EUR 49 million in both the fourth quarter of 2014 and third quarter of 2015. The increase in risk costs was driven by higher risk costs in mainly Turkey and Poland.

Risk-weighted assets increased by EUR 1.4 billion to EUR 48.7 billion in the fourth quarter, mainly reflecting the increased market value of the Asian bank stakes.

12	ING Press Release 4Q2015

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit and loss account
	Total Wholesale Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
Profit and loss data	915	923	491	433	257	249	126	199	40	42
Interest result
Commission income	252	244	119	135	93	88	41	20	-2	1
Investment income	-8	16	1	-7	0	0	3	6	-12	16
Other income excl. CVA/DVA	154	41	5	-5	13	21	96	31	40	-5
Underlying income excl. CVA/DVA	1,313	1,225	617	557	363	358	266	256	67	54
CVA/DVA	-9	-72					-9	-72
Total underlying income	1,304	1,153	617	557	363	358	257	184	67	54
Expenses excl. regulatory costs	656	639	151	139	201	189	227	218	76	93
Regulatory costs	101	66	25	14	15	12	58	35	3	5
Operating expenses	757	705	176	153	216	201	286	253	78	98
Gross result	547	447	441	403	147	157	-29	-69	-12	-45
Addition to loan loss provision	97	152	62	122	24	8	4	-1	7	23
Underlying result before tax	450	295	379	282	123	149	-33	-68	-19	-68
Customer lending/deposits	1.3	1.7	0.0	0.0	0.0	0.0	0.0	0.0	1.3	1.7
(end of period, in EUR billion)1)
Residential mortgages
Other customer lending	146.1	126.9	99.2	82.5	38.1	33.5	2.0	3.7	6.8	7.2
Customer deposits	65.8	68.2	1.5	2.0	46.4	44.3	4.7	5.9	13.2	16.0
Profitability and efficiency1)	58.0%	61.2%	28.6%	27.5%	59.6%	56.1%	111.1%	137.4%	117.3%	182.8%
Cost/income ratio
Return on equity based on 10.0% common equity Tier 12)	8.2%	6.0%	18.0%	18.0%	8.1%	12.3%	-4.2%	-6.8%	-3.5%	-27.3%
Risk1)	26	45	41	96	22	9	5	-1	28	81
Risk costs in bps of average RWA
Risk-weighted assets (end of period, in EUR billion)	152.4	137.2	63.2	51.2	44.3	38.9	34.6	36.8	10.3	10.3

1) Key figures based on underlying figures

2) Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised)

Wholesale Banking posted a good set of full-year 2015 results on the back of continued strong Industry Lending performance, good volume growth and improved Financial Markets results. The underlying result before tax was EUR 2,560 million, up 28.9% from 2014.

In the fourth quarter, the underlying result before tax was EUR 450 million, EUR 155 million higher than a year ago due to volume growth in Industry Lending, less-negative CVA/DVA impacts in Financial Markets and lower additions to loan loss provisions. The decline compared with the previous quarter was caused by seasonality in Financial Markets and the inclusion of both the annual Dutch bank tax and new Dutch resolution fund in this quarter.

Total underlying income was 13.1% higher than in the fourth quarter of 2014 and 6.1% higher than in the prior quarter. Credit and debt valuation adjustments (CVA/DVA), which were reported within Financial Markets, amounted to EUR -9 million for the quarter, compared with EUR -72 million in the same quarter of last year and EUR 14 million in the previous quarter. The underlying income excluding CVA/DVA effects grew 7.2% compared with the fourth quarter of 2014 and 8.1% from the previous quarter.

Income in Industry Lending and General Lending & Transaction Services increased year-on-year by, respectively, 10.8% and 1.4%, on the back of volume growth, supported by favourable FX effects. Financial Markets income excluding CVA/DVA effects rose 3.9% from the fourth quarter of 2014, mainly due to higher client flows in Debt Capital Markets. Compared with the third quarter of 2015, the 8.1% income increase excluding CVA/DVA was mainly due to Industry Lending, as the third quarter of the year was negatively impacted by a EUR 71 million impairment on an equity stake.

The interest result declined 0.9% on the same quarter of 2014, but rose 6.6% on the previous quarter, both driven by volatility within Financial Markets. Excluding Financial Markets, the interest result was up 9.0% year-on-year due to loan growth and stable margins in the core lending business, supported by positive currency effects. Sequentially, the interest result excluding Financial Markets was stable.

ING Press Release 4Q2015	13

Segment Reporting: Wholesale Banking

Commission income was up 3.3% on the fourth quarter of 2014 due to higher client flows in Debt Capital Markets. The year-on-year increase in Financial Markets was partly offset by lower commission income in Structured Finance,notably in Natural Resources Finance and Trade & Commodity Finance, which felt the effects of decreasing commodity prices. Compared with the prior quarter, commission income rose 16.1%, mainly driven by Financial Markets.

 Investment income was EUR -8 million for the quarter, down from EUR 16 million in the fourth quarter of 2014 but up from EUR -60 million in the previous quarter. The current quarter included a capital loss in Bank Treasury, Real Estate & Other related to the sale of the UK Lease portfolio, whereas the previous quarter recorded a EUR 71 million impairment on an equity stake in Industry Lending.

Total other income amounted to EUR 145 million, which is EUR 176 million higher than a year ago, but down EUR 69 million from the previous quarter. The variance on both comparable quarters was mainly in Financial Markets, partly due to CVA/DVA effects.

Compared to the fourth quarter of 2014, which included EUR 50 million of additional redundancy provisions, operating expenses increased 7.4% due to the EUR 44 million contribution to the new Dutch resolution fund, a provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, positive currency effects, inflationary impacts and an increase in FTEs to support business growth. Operating expenses increased 25.1% on the previous quarter, mainly due to higher regulatory expenses (including the annual Dutch bank tax), the provision for potential compensation in the Netherlands and some additional restructuring costs. In this quarter, the full-year booking of the Dutch bank tax amounted to EUR 66 million, compared with EUR 64 million in the same quarter of 2014. The previously announced restructuring programmes are on track to realise EUR 340 million of cost savings by the end of 2017. At the end of 2015, EUR 260 million of cost savings had already been realised. The cost/income ratio was 58.0% in the fourth quarter, up from the previous quarter due to seasonality in Financial Markets and the timing of the booking of regulatory costs. For the full year 2015, the cost/income ratio was 45.8%; excluding CVA/DVA it was 47.4%.

 Risk costs were modest for the quarter at EUR 97 million, or 26 basis points of average total risk-weighted assets. The net addition to loan loss provisions declined from EUR 152 million in the fourth quarter of 2014 and is in line with the previous quarter. The NPL ratio continued its downward trend to reach 2.8% at year-end 2015.

Risk-weighted assets (RWA) were EUR 152.4 billion, up EUR 6.0 billion on the previous quarter, due to volume growth in the core lending business, foreign currency effects and model updates in Industry Lending.

The underlying return on equity, based on a 10% core Tier 1 ratio, was 8.2%, up from 6.0% in the fourth quarter of 2014, but down from 11.2% in the previous quarter.

 Industry Lending

Industry Lending posted an underlying result before tax of EUR 379 million, up 34.4% year-on-year due to lower risk costs and higher income, partly off by higher expenses. Income increased 10.8% year-on-year due to continued volume growth in Structured Finance and Real Estate Finance, helped by positive currency effects. The yearly portfolio growth excluding FX effects totalled EUR 10.9 billion, or 13.2%, of which EUR 8.6 billion related to Structured Finance and EUR 2.2 billion came from Real Estate Finance. Expenses rose 15.0% on the same quarter of 2014 due to the contribution to the new Dutch resolution fund combined with continued investments to support future growth. The cost/income ratio was 28.6% in the fourth quarter of 2015.

The underlying result before tax increased 15.2% on the previous quarter due to higher income, partly off by higher expenses and increased risk costs. Income increased 19.3% because of the EUR 71 million impairment on an equity stake reported in the previous quarter. Sequentially, expenses rose 18.9% due to the booking of the annual Dutch bank taxes.

The net addition to loan loss provisions amounted to EUR 62 million, or 41 basis points of average risk weighted-assets, lower than the EUR 122 million in the same quarter in 2014, but higher than the EUR 40 million in the previous quarter.

General Lending & Transaction Services

 The underlying result before tax from General Lending & Transaction Services was EUR 123 million, down 17.4% compared with the same quarter of 2014, but up 18.3% on the third quarter of 2015. Income was 1.4% higher year- on-year as an increase in General Lending and Working Capital Solutions on the back of portfolio growth was partly

14	ING Press Release 4Q2015

Segment Reporting: Wholesale Banking

offset by lower interest margins in Trade Financial Services and Payments & Cash Management. Sequentially, income increased 5.2% due to higher income in General Lending.

Expenses rose 7.5% year-on-year and 6.4% sequentially, partly due to higher IT investments, inflationary increases and higher regulatory costs. Risk costs were EUR 24 million, up from EUR 8 million in the fourth quarter of 2014, but down from EUR 39 million in the previous quarter.

Financial Markets

Financial Markets posted an underlying result before tax of EUR -33 million, up from EUR -68 million in the fourth quarter of 2014, but down from EUR 65 million in the previous quarter. The result in the current quarter included EUR -9 million of CVA/DVA adjustments compared with EUR -72 million a year ago and EUR 14 million in the previous quarter.

Income excluding CVA/DVA effects rose 3.9% year-on-year, mainly due to strong client flows in Debt Capital Markets. Traditionally, income excluding CVA/DVA impacts is lower in the fourth quarter than in the previous quarter. Sequentially, income excluding CVA/DVA impacts decreased 3.6%, mainly within the FX business.

Operating expenses were up 13.0% year-on-year due to the contribution to the new Dutch resolution fund. Compared with the third quarter of 2015, expenses increased 26.5% due to the aforementioned contribution to the Dutch resolution fund and the annual Dutch bank tax.

Bank Treasury, Real Estate & Other

Bank Treasury, Real Estate & Other recorded an underlying result before tax of EUR -19 million, up from EUR -68 million in the same quarter of 2014, but down from EUR 29 million in the previous quarter. Year-on-year income was up 24.1% due to higher positive revaluations on derivatives used for hedging purposes and lower funding costs in Bank Treasury. Improved sales results in Real Estate Development were partly offset by negative income related to the UK Lease run-off portfolio, which has largely been sold. Sequentially, income decreased 11.8%, mainly related to the sale of the UK Lease portfolio.

Expenses decreased 20.4% on the same quarter of last year, which included EUR 50 million of redundancy provisions and higher impairments in the Real Estate Development run-off portfolio. This quarter included the booking of the annual Dutch bank tax, a provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, and some restructuring costs, partly related to the UK Lease portfolio. These factors mainly explain the EUR 49 million increase in expenses compared with the previous quarter. Risk costs decreased to EUR 7 million from EUR 23 million in the fourth of 2014 and EUR 18 million in the previous quarter, and are related to the Lease Italy book.

ING Press Release 4Q2015	15

Segment Reporting: Corporate Line Banking

Corporate Line: Consolidated profit and loss account
In EUR million	4Q2015	4Q2014

DVA on own-issued debt was EUR -13 million compared with EUR -8 million in the fourth quarter of 2014. The trend of ING’s widening credit spread reversed in the fourth quarter of 2015 compared with the previous quarter, and the tightening of the credit spread resulted in a negative revaluation.

The result of Other was EUR -91 million versus EUR 22 million in the same quarter of 2014, which included a large release from DGS-related provisions and high value-added tax refunds. The remainder of the decline was mainly caused by higher shareholder expenses, a higher contribution to the annual Dutch bank tax and increased charges for supervision by regulators.

Profit and loss data
Interest result	-22	-45
Commission income	0	-1
Investment income	1	0
Other income	-34	-52
Total underlying income	-55	-98
Expenses excl. regulatory costs	60	-44
Regulatory costs	35	27
Operating expenses	95	-17
Gross result	-150	-81
Addition to loan loss provision	0	0
Underlying result before tax of which:	-150	-81
Income on capital surplus	30	37
Financing charges	-24	-25
Other Capital Management	82	15
Capital Management excl. DVA	88	27
Bank Treasury excl. DVA	-134	-123
DVA	-13	-8
Other	-91	22

Corporate Line Banking posted an underlying result before tax of EUR -150 million compared with EUR -81 million in the fourth quarter of 2014. The EUR 69 million decline in the pre-tax result was mainly related to higher expenses, as the fourth quarter of 2014 included a large release from DGS- related provisions and high value-added tax refunds. The result in the third quarter of 2015 was EUR -124 million.

Capital Management-related results were EUR 88 million in the fourth quarter of 2015, compared with EUR 27 million in the fourth quarter of 2014.

Within the Capital Management-related results, income on capital surplus was EUR 30 million compared with EUR 37 million in the fourth quarter of 2014. The year-on-year decline was mainly caused by higher interest expenses related to USD 2.25 billion of CRD IV-eligible securities, which were issued in April 2015. Financing charges were EUR -24 million in the fourth quarter of 2015, compared with EUR -25 million in the same quarter of 2014. The result of Other Capital Management was EUR 82 million versus EUR 15 million a year ago, as that quarter included negative fair- value results on own-issued subordinated debt. The result in the fourth quarter of 2015 benefited from the discontinuation of certain FX hedges, the release of a hedge reserve and a non-recurring gain related to the call of own-issued subordinated debt.

Bank Treasury-related results include the isolated legacy costs (mainly negative interest results) for replacing short- term funding with long-term funding. The fourth-quarter 2015 result was EUR -134 million compared with EUR -123 million in the fourth quarter of 2014. The decline was mainly due to a one-off result related to the buy-back of a bond.

16	ING Press Release 4Q2015

Segment Reporting: Geographical Split Banking

Geographical split: Consolidated profit and loss account
	Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other 1)
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
Profit and loss data
Interest result	1,151	1,168	563	647	489	417	305	311	289	271	397	438	-22	-44
Commission income	198	187	124	107	73	54	38	24	69	74	106	113	0	-1
Investment income	2	-7	1	22	3	0	0	1	0	3	-3	7	-3	0
Other income excl. CVA/DVA	48	29	55	-19	18	-17	19	30	77	47	68	30	3	-53
Underlying income excl. CVA/DVA	1,399	1,376	743	757	583	453	361	366	435	395	567	587	-23	-99
CVA/DVA 2)	-38	36	-6	-6	0	0	7	-4	0	0	27	-97	-13	-8
Underlying income	1,361	1,411	736	751	583	453	369	362	435	394	594	490	-36	-107
Expenses excl. regulatory costs	837	1,129	437	438	217	197	203	181	243	247	258	227	64	-28
Regulatory costs	130	49	1	35	14	22	12	8	48	13	41	28	35	27
Operating expenses	967	1,178	438	473	230	219	214	189	291	260	299	254	99	-1
Gross result	394	233	298	278	353	234	154	173	144	135	295	236	-135	-106
Addition to loan loss provision	107	224	64	16	7	8	30	50	56	46	37	57	0	0
Underlying result before tax	287	10	234	263	345	226	125	123	87	89	259	179	-135	-106
Retail Banking	301	-20	207	240	288	198	61	89	44	62	0	0	0	0
Wholesale Banking	-14	30	26	23	57	28	63	34	43	26	259	179	15	-25
Corporate Line	0	0	0	0	0	0	0	0	0	0	0	0	-150	-81
Underlying result before tax	287	10	234	263	345	226	125	123	87	89	259	179	-135	-106
Customer lending/deposits
(end of period, in EUR billion)3)
Residential mortgages	127.8	133.6	34.1	33.0	66.1	65.1	44.0	43.3	6.9	5.7	0.0	0.0	0.0	0.0
Other lending	72.7	71.8	52.3	49.5	24.2	18.7	22.1	18.3	25.5	21.6	56.9	52.7	0.0	0.3
Customer deposits	159.9	159.0	94.5	90.3	120.9	114.9	76.9	73.9	31.7	27.5	16.9	19.9	7.9	3.7
Profitability and efficiency3)
Cost/income ratio	71.0%	83.5%	59.5%	62.9%	39.5%	48.3%	58.2%	52.2%	67.0%	65.9%	50.3%	51.9%	n.a.	n.a.
Return on equity based on 10.0% common equity Tier 14)	8.3%	0.1%	11.9%	19.3%	30.0%	21.8%	13.9%	9.3%	6.5%	7.9%	9.6%	9.9%	-77.0%	-53.9%
Employees (FTEs, end of period)	13,365	14,005	10,573	10,721	4,519	4,138	3,731	3,578	16,209	16,677	3,956	3,737	15	42
Risk3)
Risk costs in bps of average RWA	45	89	53	15	9	11	45	79	51	51	23	39	0	0
Risk-weighted assets (end of period, in EUR billion)	94.9	99.4	50.0	43.9	32.9	28.6	26.8	24.6	45.6	36.6	64.8	58.2	3.2	5.0

1) Region Other consists of Corporate Line and Real Estate run-off portfolio

2) CVA/DVA reported within Wholesale Banking and Corporate Line

3) Key figures based on underlying figures

4) Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised)

The Netherlands

The underlying result before tax of the banking activities in the Netherlands improved to EUR 287 million from EUR 10 million in the fourth quarter of 2014, but it declined from EUR 502 million in the third quarter of 2015. The year-on-year improvement was fully caused by lower expenses and risk costs, whereas income was slightly lower. Excluding CVA/DVA impacts, income rose 1.7%, driven by Wholesale Banking. Expenses fell by EUR 211 million, as higher regulatory costs, extra restructuring provisions, and an addition to the provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands were more than compensated by the impact of EUR 375 million of redundancy provisions that were recorded in the fourth quarter of 2014. The improved economic conditions in the Netherlands, including higher house prices, resulted in EUR 117 million of lower risk costs. Compared with the third quarter of 2015, the result before tax declined by EUR 215 million, of which EUR 130 million was due to the Dutch regulatory expenses recorded in the fourth quarter and EUR 51 million to a negative swing in CVA/DVA impacts. The fourth-

ING Press Release 4Q2015	17

Segment Reporting: Geographical Split Banking

quarter underlying cost/income ratio in the Netherlands was 71.0%, bringing the full-year 2015 cost/income ratio to 57.3% (versus 60.9% in 2014). The full-year underlying return on equity, based on a 10% common equity Tier 1 ratio, rose to 13.0% from 9.2% in 2014.

Total customer lending declined by EUR 3.2 billion in the fourth quarter to EUR 200.5 billion, of which EUR -0.5 billion was caused by additional transfers of WUB mortgages to NN Bank and EUR -0.2 billion due to Bank Treasury. Excluding these items, net customer lending decreased by EUR 2.5 billion, of which EUR -0.2 billion was in Wholesale Banking. Net customer lending in Retail Banking declined by EUR 2.3 billion, mainly due to the run-off in the WUB portfolio, high mortgage prepayments and a EUR 1.2 billion decline in Retail business lending. Customer deposits decreased by EUR 3.2 billion to EUR 159.9 billion. Net customer deposits (excluding Bank Treasury products) grew by EUR 0.7 billion: customer savings and deposits shrank by EUR 0.9 billion, whereas current accounts grew by EUR 1.6 billion

Belgium

The banking activities in Belgium, including ING Luxembourg, generated an underlying result before tax of EUR 234 million, which is 11.0% lower than a year ago. This decline was fully caused by lower results in Retail Banking. Total income in Belgium decreased 2.0% year-on-year. Expenses declined by EUR 35 million, or 7.4%, mainly due to lower regulatory costs, as the fourth quarter include a partial write-back on the contribution to the Belgian resolution fund in the previous quarter. Additional restructuring costs were largely off by a value-added tax refund. Risk costs increased to EUR 64 million from EUR 16 million a year ago. Compared with the previous quarter, the result before tax fell 8.2%, as lower income and higher risk costs were only partly off by lower expenses. The underlying cost/income ratio improved to 59.5% from 62.9% in the fourth quarter of 2014 and 64.1% in the previous quarter. The underlying return on equity, based on a 10% common equity Tier 1 ratio, was 11.9% in the fourth quarter, bringing the full-year underlying ROE to 17.2% versus 21.0% in 2014.

Total customer lending increased by EUR 0.6 billion in the quarter to EUR 86.4 billion; this includes a EUR 0.1 billion increase in Bank Treasury lending and EUR 0.1 billion of currency impacts. The net production of customer lending was EUR 0.4 billion, of which EUR 0.3 billion was in mortgages. The net production in other (non-mortgage) customer lending was limited, as growth in Wholesale Banking was almost fully off by a net decline in Retail Banking. Customer deposits had a net outflow of EUR 1.0 billion to EUR 94.5 billion; customer savings and deposits shrank by EUR 1.6 billion, whereas current accounts grew by EUR 0.6 billion.

Germany

The underlying result before tax of the banking activities in Germany, including ING Austria, increased 52.7% to EUR 345 million compared with the fourth quarter of 2014. Income rose 28.7%, mainly due to higher interest results (fuelled by volume growth and higher margins) and higher other income related to positive hedge ineffectiveness. Expenses rose 5.0%, mainly reflecting an increase in staff and investments to support business growth. Risk costs were in line with the fourth quarter of 2014. The underlying cost/income ratio was 39.5%. The underlying return on equity, based on a 10% common equity Tier 1 ratio, increased to 30.0% in the fourth quarter from 21.8% a year ago.

Total customer lending rose by EUR 2.2 billion in the fourth quarter to EUR 90.3 billion, despite a EUR 2.4 billion decline in Bank Treasury products (primarily call money and term deposits). Excluding Bank Treasury products, currency impacts, movement in the mortgage hedge and a transfer of EUR 2.2 billion of loans to ING Germany as a part of the balance sheet optimisation program, the net production in customer lending was EUR 2.5 billion. This consisted of EUR 1.3 billion in Wholesale Banking loans, EUR 1.0 billion in residential mortgages and EUR 0.2 billion in consumer lending. Customer deposits increased by EUR 1.7 billion to EUR 120.9 billion, of which EUR 0.8 billion was in savings and deposits, EUR 0.6 billion in current accounts and the remainder in Bank Treasury.

Other Challengers

The segment Other Challengers covers ING’s banking activities in Australia, France, Italy, Spain and Portugal, as well as the results of the UK legacy run-off portfolio. The fourth-quarter result before tax increased by EUR 2 million to EUR 125 million compared with the fourth quarter of 2014. Income rose by EUR 7 million, or 1.9%, mainly due to improved commercial

18	ING Press Release 4Q2015

Segment Reporting: Geographical Split Banking

performance in most of the units, off by the absence of positive one-off (the year-ago quarter included a EUR 17 million gain on the sale of a white-label mortgage portfolio in Australia). The EUR 25 million increase in expenses was primarily due to investments to support business growth in most of the units and the strategic focus on growing primary relationships, as well as a EUR 4 million increase in regulatory expenses. Risk costs declined by EUR 20 million, mainly due to lower risk costs in the Lease run-off portfolio in Italy. The underlying cost/income ratio was 58.2% versus 52.2% in the fourth quarter of 2014. The underlying return on equity, based on a 10% common equity Tier 1 ratio, increased to 13.9% in the fourth quarter from 9.3% a year ago.

 Total customer lending increased by EUR 4.4 billion in the fourth quarter to EUR 66.1 billion. Excluding EUR 1.5 billion of currency and other impacts (mainly related to Australian dollar), the net production in customer lending was EUR 2.9 billion, due to strong growth in Australia and Spain. Customer deposits increased by EUR 3.1 billion in the fourth quarter. Excluding currency impacts and Bank Treasury, net customer deposits rose by EUR 1.9 billion due to growth in Spain and Australia.

Growth Markets

The segment Growth Markets consists of ING’s banking activities in Poland, Romania and Turkey, as well as the Asian bank stakes. The fourth-quarter underlying result before tax of this segment remained relatively flat year-on-year at EUR 87 million, as higher income was off by higher expenses and increased risk costs. Income rose on strong business growth in Poland, Turkey and Romania, while the increase in expenses was mainly a result of EUR 35 million in higher regulatory expenses, driven by the one-off charge in Poland related to the bankruptcy of SK Bank. The increase in risk costs was mainly related to Turkey and Poland. The underlying cost/income ratio was 67.0% versus 65.9% in the fourth quarter of 2014. The underlying return on equity, based on a 10% common equity Tier 1 ratio, decreased to 6.5% in the fourth quarter from 7.9% a year ago.

 Total customer lending increased by EUR 0.8 billion in the fourth quarter of 2015 to EUR 32.5 billion. Excluding currency impacts and a small increase in Bank Treasury products, net lending grew by EUR 0.1 billion, as increases in Poland and Romania were largely off by a decline in Turkey. Customer deposits rose by EUR 1.8 billion to EUR 31.7 billion; the net production (adjusted for currency impacts and Bank Treasury) amounted to EUR 1.6 billion, predominantly fuelled by growth in Poland and Romania.

Wholesale Banking Rest of World

Wholesale Banking Rest of World encompasses ING’s activities in the UK, Americas, Asia and other countries in Central and Eastern Europe. This segment recorded an underlying result before tax of EUR 259 million, up from EUR 179 million in the fourth quarter of 2014, but down from EUR 293 million in the previous quarter. The result in the current quarter included EUR 27 million of CVA/ DVA impacts compared with EUR -97 million a year ago and EUR -6 million in the third quarter of 2015. Income excluding CVA/DVA effects decreased 3.4% on the same quarter of 2014 due to losses from the UK Lease run-off portfolio, which has largely been sold. Compared with the previous quarter, income excluding CVA/DVA impacts fell 7.5%, partly due to traditionally lower fourth-quarter revenues in Financial Markets and lower income in the lease run- off portfolio.

Expenses rose 17.7% year-on-year, mainly due to business growth and the contribution to the new Dutch resolution fund; compared with the previous quarter, expenses increased 22.0%. Risk costs dropped to EUR 37 million, or 23 basis points of average risk-weighted assets, from EUR 57 million a year ago and EUR 70 million in the third quarter of 2015. The underlying cost/income ratio was 50.3% versus 51.9% in the fourth quarter of 2014. The underlying return on equity, based on a 10% common equity Tier 1 ratio, was 9.6% in the fourth quarter versus 9.9% a year ago.

Total customer lending declined by EUR 1.1 billion in the fourth quarter to EUR 56.9 billion. Excluding currency impacts and a transfer of loans to ING Germany, net customer lending decreased by EUR 0.1 billion, including a EUR 0.4 billion decline due to the sale of the UK lease run-off portfolio. Customer deposits declined by EUR 4.2 billion to EUR 16.9 billion; the net production (adjusted for currency impacts and Bank Treasury) was EUR -2.2 billion, mainly due to outflows in corporate deposits and current accounts.

ING Press Release 4Q2015	19

Segment Reporting: Geographical Split Banking

Other

The segment Other consists of the Corporate Line Banking and the run-off portfolio of Real Estate. The underlying result before tax was EUR -135 million compared with EUR -106 million in the fourth quarter of 2014. The loss in the Corporate Line increased to EUR 150 million from EUR 81 million in the fourth quarter of 2014, whereas the result from the Real Estate run-off portfolio improved to EUR 15 million from a loss of EUR 25 million a year ago. The latter was mainly caused by improved results on sales.

Customer deposits increased in the fourth quarter by EUR 1.1 billion to EUR 7.9 billion, and are fully related to the placement of deposits from ING Group.

20	ING Press Release 4Q2015

Consolidated Balance Sheet

ING Group: Consolidated balance sheet
in EUR million	31 Dec. 15	30 Sep. 15	31 Dec. 14		31 Dec. 15	30 Sep. 15	31 Dec. 14
Assets				Equity
Cash and balances with central banks	21,458	31,730	12,233	Shareholders' equity1)	47,832	46,022	51,344
Amounts due from banks	29,988	37,971	37,119	Minority interests	638	619	8,072
Financial assets at fair value through P&L	138,048	143,316	144,099	Total equity	48,470	46,641	59,416
- trading assets	131,467	137,090	136,959	Liabilities
- non-trading derivatives	3,347	3,507	4,384	Subordinated loans	7,265	7,421	6,861
- other	3,234	2,719	2,756	Debt securities in issue	121,289	125,472	126,352
Investments	94,826	94,653	97,641	Other borrowed funds	9,146	9,274	11,297
- debt securities available-for-sale	82,567	83,068	92,683	Amounts due to banks	33,813	42,047	29,999
- debt securities held -to-maturity	7,826	7,929	2,239	Customer deposits	500,777	502,440	483,871
- equity securities available-for-sale	4,433	3,656	2,718	- savings accounts	305,941	303,435	295,533
Loans and advances to customers	537,343	533,475	517,478	- credit balances on customer accounts	153,253	147,799	140,707
- customer lending	533,490	529,764	512,888	- corporate deposits	40,244	49,854	46,203
- securities at amortised cost	9,625	9,573	10,579	- other	1,339	1,352	1,428
- provision for loan losses	-5,772	-5,862	-5,989	Financial liabilities at fair value through P&L	105,680	112,694	116,682
Investments in associates and joint ventures	962	953	953	- trading liabilities	88,807	95,903	97,091
Real estate investments	77	79	80	- non-trading derivatives	4,257	4,623	6,040
Property and equipment	2,027	2,007	2,100	- other	12,616	12,168	13,551
Intangible assets	1,567	1,546	1,655	Other liabilities1)	15,329	16,050	16,245
Other assets	13,320	14,156	13,966
Total assets excl. assets held for sale	839,616	859,886	827,324	Total liabilities excl. liabilities held for sale	793,299	815,398	791,308
Assets held for sale	2,153	2,153	165,532	Liabilities held for sale			142,132
				Total liabilities	793,299	815,398	933,440
Total assets	841,769	862,039	992,856	Total equity and liabilities	841,769	862,039	992,856

1) As announced on 11 January 2016, ING implemented an accounting change related to the pre-IPO anchor investments in NN Group made in 2014. This accounting change is reflected in ING Group’s 2015 full-year reporting and comparative figures. As a consequence, the previously reported shareholders’ equity as per the end of December 2014 increased by EUR 920 million, while ‘Other liabilities’ decreased by the same amount.

ING Group’s total assets decreased by EUR 20.3 billion in the fourth quarter to EUR 841.8 billion, despite EUR 6.1 billion of positive currency impacts. At comparable currency rates, total assets decreased by EUR 26.4 billion, mainly due to lower amounts due from (central) banks and lower financial assets at fair value through P&L. The liability side of the balance sheet decreased via the outflow of CD/ CPs and corporate deposits at Bank Treasury, and reduced placements by banks. The customer lending and customer deposits profiles improved, as ING saw strong increases in core lending, retail savings and current accounts. ING Bank’s loan-to-deposit ratio rose to 1.04 from 1.03 at the end of September, mostly due to the decrease in corporate deposits.

Cash and balances with central banks

Cash and balances with central banks decreased by EUR 10.3 billion to EUR 21.5 billion, as a result of outflows in corporate deposits and CD/CPs.

Amounts due from and to banks

Amounts due from banks decreased by EUR 8.0 billion to EUR 30.0 billion, mainly due to reductions in reverse repos and in unsettled financial transactions with banks. Amounts due to banks decreased by EUR 8.2 billion to EUR 33.8 billion, due to fewer placements by banks and a reduction in unsettled financial transactions, mainly mirroring developments on the asset side of the balance sheet.

Loans and advances to customers

Loans and advances to customers increased to EUR 537.3 billion, but remained approximately flat at comparable currency rates, as the increase in core lending was off by decreases in non-core lending. Retail Banking grew its core lending assets in residential mortgages outside the Netherlands, but saw a decline in other lending in the Netherlands and Belgium, whereas Wholesale Banking grew its longer-tenor Structured Finance and Real Estate Finance assets. Non-core lending declined due to decreases in short-term Bank Treasury lending, the run-off portfolios and continued transfers of WUB residential mortgages to NN Group.

Financial assets/liabilities at fair value

Financial assets at fair value through P&L decreased by EUR 5.3 billion to EUR 138.0 billion, mainly due to declines in trading derivatives and reverse repos. Financial liabilities at fair value through P&L decreased by EUR 7.0 billion, mirroring the development on the asset side of the balance sheet. Financial assets and liabilities at fair value consist predominantly of derivatives, securities and repos, which are mainly used to facilitate the servicing of ING’s clients.

Investments

Investments was slightly up to EUR 94.8 billion, as a higher valuation of equity securities (the valuation of the stake in Bank of Beijing increased by EUR 0.5 billion) was offset by a slight decrease in debt securities available for sale.

Assets/liabilities held for sale

Assets held for sale relate to ING’s remaining stake in NN Group.

ING Press Release 4Q2015	21

Consolidated Balance Sheet

ING Group: Change in shareholders’ equity
	ING Group		ING Bank N.V.		Holding/Eliminations
in EUR million	4Q2015	3Q2015	4Q2015	3Q2015	4Q2015	3Q2015
Shareholders' equity beginning of period	46,022	46,767	39,029	38,805	6,993	7,962
Net result for the period	819	1,064	824	1,103	-5	-39
Unrealised revaluations of equity securities	708	-848	708	-848	0	0
Unrealised revaluations of debt securities	-94	-48	-94	-48	0	0
Realised gains/losses equity securities released to	-5	70	-5	70	0	0
P&L
Realised gains/losses debt securities transferred to	5	-4	5	-4	0	0
P&L
Change in cashflow hedge reserve	38	412	32	404	6	8
Other revaluations	-99	334	-99	334	0	0
Defined benefit remeasurement	11	39	11	39	0	0
Exchange rate differences	429	-831	429	-831	0	0
Changes in treasury shares	1	11	0	0	1	11
Employee stock options and share plans	27	29	16	16	11	13
Dividend	0	-929	0	0	0	-929
Other	-29	-43	1	-11	-29	-33
Total changes	1,811	-745	1,828	224	-17	-970
Shareholders' equity end of period	47,832	46,022	40,857	39,029	6,976	6,993

ING Group: Shareholders’ equity
	ING Group		ING Bank N.V.		Holding/Eliminations
in EUR million	31 Dec. 15	30 Sep. 15	31 Dec. 15	30 Sep. 15	31 Dec. 15	30 Sep. 15
Share premium/capital	16,982	16,982	17,067	17,067	-85	-85
Revaluation reserve equity securities	2,633	1,931	2,633	1,931	0	0
Revaluation reserve debt securities	1,263	1,353	1,263	1,353	0	0
Revaluation reserve cashflow hedge	666	630	675	643	-9	-14
Other revaluation reserves	326	289	326	289	0	0
Defined benefit remeasurement reserve	-306	-316	-306	-316	0	0
Currency translation reserve	-538	-832	-540	-834	2	2
Treasury shares	-18	-19	0	0	-18	-19
Retained earnings and other reserves	26,824	26,004	19,738	18,896	7,086	7,109
Total	47,832	46,022	40,857	39,029	6,976	6,993

Debt securities in issue

Excluding currency impacts, debt securities in issue decreased by EUR 5.7 billion to EUR 121.3 billion, mainly due to a reduction in CD/CPs. ING Bank issued EUR 4.7 billion of long-term debt, but this was mostly offset by maturities and redemptions.

Customer deposits and other funds on deposits

Customer deposits at ING Group decreased at comparable currency rates by EUR 3.3 billion to EUR 500.8 billion, mainly as a result of a EUR 9.6 billion decrease in corporate deposits, mainly due to outflows in Bank Treasury and Wholesale Banking Transaction Services and Financial Markets. The decrease in corporate deposits was partly off by a net increase of EUR 5.0 billion in Retail Banking (excluding Bank Treasury) in both savings and credit balances on customer accounts.

Total equity

Shareholders’ equity increased in the quarter by EUR 1.8 billion to EUR 47.8 billion versus EUR 46.0 billion at the end of September. The increase was mainly due to the EUR 0.8 billion net result, the EUR 0.6 billion increase in securities revaluations (largely related to ING’s stake in Bank of Beijing) and EUR 0.3 billion of positive currency impacts.

Shareholders’ equity per share increased to EUR 12.36 on 31 December from EUR 11.90 on 30 September.

Annual development consolidated balance sheet

In 2015, ING Group’s balance sheet decreased by EUR 151 billion, mainly due to the decrease in assets held for sale following the deconsolidation and further divestment of NN Group in 2015. Excluding assets held for sale and excluding EUR 11 billion of positive currency impacts, total assets rose only by EUR 1 billion. However, at comparable currency rates, ING Group grew its core customer lending base by EUR 22 billion. Placements at central banks also increased. Total assets remained almost flat, due to the offsetting reductions in amounts due from banks, investments, financial assets at fair value through P&L (decreased valuation of trading derivatives), and a reduction in non-core customer lending. ING Group continued to improve its funding profile with a EUR 11 billion growth in savings volumes and EUR 12 billion of higher credit balances on customer accounts, excluding currency impacts. The increase in customer deposits on the liability side was almost fully offset by the decrease in equity as result of the NN Group divestment and a decline in financial liabilities at fair value through P&L.

22	ING Press Release 4Q2015

Risk & Capital Management

ING Group: Loan book 1)
	Credit outstandings		Non-performing loans		NPL%
in EUR million	31/12/2015	30/09/2015	31/12/2015	30/09/2015	31/12/2015	30/09/2015
Residential mortgages Netherlands	129,253	131,124	2,461	2,840	1.9%	2.2%
Other lending Netherlands	36,330	36,733	2,381	2,490	6.6%	6.8%
of which Business Lending Netherlands	25,853	26,335	2,015	2,144	7.8%	8.1%
Residential mortgages Belgium	33,586	33,216	1,114	1,086	3.3%	3.3%
Other lending Belgium	42,312	44,458	1,526	1,445	3.6%	3.3%
of which Business Lending Belgium	34,034	34,837	1,170	1,238	3.4%	3.6%
Retail Benelux	241,481	245,531	7,482	7,861	3.1%	3.2%
Residential mortgages Germany	64,684	63,714	581	594	0.9%	0.9%
Other lending Germany	11,402	13,455	166	162	1.5%	1.2%
Residential mortgages Other C&G Markets	51,732	48,577	386	378	0.7%	0.8%
Other lending Other C&G Markets	23,410	23,822	780	758	3.3%	3.2%
Retail Challengers & Growth Markets	151,228	149,568	1,913	1,892	1.3%	1.3%
Industry lending	112,746	107,252	3,257	3,393	2.9%	3.2%
of which: Structured Finance	85,799	80,976	1,853	1,907	2.2%	2.4%
of which: Real Estate Finance	26,700	26,002	1,279	1,362	4.8%	5.2%
General Lending & Transaction Services	71,097	71,473	1,338	1,391	1.9%	1.9%
FM, Bank Treasury, Real Estate & other	16,874	21,082	1,039	1,081	6.2%	5.1%
of which General Lease run-off	3,751	4,223	1,038	1,080	27.7%	25.6%
Wholesale Banking	200,717	199,807	5,634	5,865	2.8%	2.9%
Total loan book	593,426	594,906	15,029	15,618	2.5%	2.6%

1) Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions)

ING Bank’s non-performing loans (NPL) ratio continued to improve, ending at 2.5% for the fourth quarter of 2015 as the amount of NPLs continues to decrease. ING Group’s fully-loaded common equity Tier 1 ratio improved to 12.7% at the end of the fourth quarter of 2015, exceeding the current fully-loaded requirement of 12.5% for ING Group.

Credit risk management

ING Bank’s non-performing loans (NPLs) expressed as a percentage of lending credit outstandings continued to improve. The NPL ratio decreased in the fourth quarter of 2015 to 2.5% from 2.6% in the third quarter, mainly driven by a EUR 0.6 billion reduction in NPLs in Retail Netherlands and Wholesale Banking.

In Retail Netherlands, the NPL ratios improved for both residential mortgages and other lending. For the Dutch mortgage portfolio, the NPL amount decreased more strongly than the credit outstandings, resulting in a further decline in the NPL ratio to 1.9% from 2.2% in the previous quarter. The NPL ratio for the portion of the Dutch mortgage portfolio that is 90+ days overdue decreased to 0.9% from 1.1% in the third quarter. The NPL ratio for the business lending Netherlands portfolio decreased slightly to 7.8% from 8.1% in the previous quarter, mainly due to a reduction in NPL amounts.

For Retail Belgium, both the NPL ratio for residential mortgages as well as the 90+ days overdue ratio remained stable at 3.3% and 1.3%, respectively. Also, within Retail Challengers & Growth Markets the NPL ratio remained stable at 1.3% as improvements within the residential mortgage portfolios in Germany and Other Challengers & Growth Markets were offset by a slight deterioration in Other lending.

ING Bank: Stock of provisions 1)
in EUR million	Retail Benelux	Retail Challengers & Growth Markets	Wholesale Banking	Total ING Bank 4Q 2015	Total ING Bank 3Q 2015
Stock of provisions at beginning of period	2,325	1,202	2,342	5,870	5,979
Changes in composition of the Bank				0	0
Amounts written off	-271	-73	-100	-444	-358
Recoveries of amounts written off	14	2	12	28	21
Increases in loan loss provisioning	235	111	234	580	568
Releases from loan loss provisioning	-110	-31	-137	-278	-307
Net additions to loan loss provisions	125	80	98	302	261
Exchange or other movements	7	5	19	31	-33
Stock of provisions at end of period	2,199	1,216	2,371	5,786	5,870
Coverage ratio 4Q 2015	29.4%	63.6%	42.1%	38.5%
Coverage ratio 3Q 2015	29.6%	63.6%	39.9%	37.6%
1) At the end of December 2015, the stock of provisions included provisions for amounts due from banks: EUR 14 million (September 2015: EUR 8 million)

ING Press Release 4Q2015	23

Risk & Capital Management

In Wholesale Banking, the NPL ratio decreased to 2.8% from 2.9% in the third quarter.	ING Bank: Liquidity buffer
This improvement was due to a combination of lending growth and a reduction in non- performing loans, mainly observable in Structured Finance and Real Estate Finance. For the second consecutive quarter, the NPL ratio in the Real Estate Finance portfolio declined sharply to 4.8% from 5.2% in the previous quarter, mainly due to the restructuring of some large files.

	in EUR million	31 Dec. 15	30 Sept. 15
	Cash and holdings at central banks 1)	13,505	20,719
	Securities issued or guaranteed	91,551	89,080
	by sovereigns, central banks and
	multilateral development banks
	Liquid assets eligible at central banks	75,807	80,526
	(not included in above)
At the end of 2015, ING Bank’s stock of provisions stood at EUR 5.8 billion. During the fourth quarter, it declined by EUR 0.1 billion due to higher amounts written off. ING Bank’s coverage ratio increased to 38.5% from 37.6%, as the slight decrease in the stock of provisions was more than offset by lower NPL amounts. The coverage ratio in	Other liquid assets	1,875	271
	Total	182,738	190,596

	1) The cash and holdings at central banks exclude required reserves at central banks.
Wholesale Banking increased mainly due to lower NPL amounts, while in Retail Benelux and Retail Challengers & Growth Markets the coverage ratio remained almost stable. ING Bank’s loan portfolio consists predominantly of asset-based and/or well-secured loans, including Structured Finance Real Estate Finance, and residential mortgages.

ING Bank’s total eligible collateral position decreased in the fourth quarter to EUR 183 billion at current market values compared with EUR 191 billion in the third quarter. This was mainly due to a decrease in deposits at central banks and liquidity assets eligible at

	central banks, partly offset by an increase in other liquid assets. ING Bank’s
Securities portfolio	loan-to-deposit ratio, excluding securities recorded at amortised cost, increased to 1.04 from 1.03 in the third quarter, mostly due to the decrease in corporate deposits.
ING Bank’s overall exposure to debt securities decreased in the fourth quarter of 2015 to
EUR 101.9 billion from EUR 102.5 billion in the previous quarter. New investments in	Market risk
high-quality LCR-eligible bonds were more than off by maturities and sales, notably in government bonds and Central Bank bills. The revaluation reserve of debt securities declined slightly to EUR 1.3 billion after tax compared with EUR 1.4 billion at the end of the third quarter.

In the fourth quarter of 2015, the average Value-at-Risk (VaR) increased to EUR 14 million compared with the average of EUR 12 million in the third quarter. This increase was mainly due to position changes in equity and credit spread. The overnight VaR for ING Bank’s trading portfolio ranged from EUR 11 million to EUR 17 million.

ING Bank: Debt securities 1)			ING Wholesale Banking: Consolidated VaR trading books
in EUR billion	31 Dec. 15	30 Sept. 15	in EUR million	Minimum	Maximum	Average	Quarter-end
Government bonds	52.5	53.3	Foreign exchange	1	3	2	1
Sub-sovereign, Supranationals and Agencies			Equities	5	9	7	6
(SSA)	22.3	21.8	Interest rate	3	7	4	4
Covered bonds	16.2	15.8	Credit spread	7	10	9	9
Financial institutions bonds	2.3	2.9	Diversification			-7	-6
Corporate bonds	2.2	2.1	Total VaR 1)	11	17	14	14
Asset-backed securities (ABS)	6.4	6.5
Total	101.9	102.5	1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking
			the sum of the individual components since the observations for both the individual
1) Excluding positions at fair value through the P&L but including securities classified as			markets as well as for total VaR may occur on different dates.
Loans & Receivables

Funding and liquidity

In the fourth quarter, ING Bank issued EUR 4.7 billion of long-term debt with a remaining tenor of one year or more. Most of it was senior unsecured and covered bond, which was partially offset by maturities, early repayments and redemptions. Furthermore, the euro weakened against several currencies, causing an increase in the valuation of long-term debt securities.

24	ING Press Release 4Q2015

Risk & Capital Management

ING Bank: Capital position
	2019 rules (fully-loaded)		2015 rules (phased-in)
	31 Dec. 15	30 Sept. 15	31 Dec. 15	30 Sept. 15
Shareholders' equity (parent) Regulatory adjustments	40,857 -4,022	39,029 -4,043	40,857 -4,103	39,029 -3,698
Available common equity Tier 1 capital	36,834	34,986	36,753	35,331
Subordinated loans qualifying as Tier 1 capital 1) Regulatory adjustments additional Tier 1 2)	7,248 0	7,403 0	7,248 -1,281	7,403 -1,280
Available Tier 1 capital	44,083	42,389	42,721	41,455
Supplementary capital - Tier 2 bonds 3)	8,570	8,636	8,570	8,636
Regulatory adjustments Tier 2	102	298	-239	-54
Available BIS capital	52,754	51,323	51,052	50,036
Risk-weighted assets	318,202	310,273	318,202	310,273
Common equity Tier 1 ratio	11.6%	11.3%	11.6%	11.4%
Tier 1 ratio	13.9%	13.7%	13.4%	13.4%
Total capital ratio	16.6%	16.5%	16.0%	16.1%

1) Including EUR 3,531 million is CRR/CRD IV-compliant and EUR 3,718 million to be replaced, as capital recognition is subject to CRR/CRD IV grandfathering rules.

2) Such as goodwill and intangibles

3) Including EUR 6,229 million is CRR/CRD IV-compliant and EUR 2,341 million to be replaced, as capital recognition is subject to CRR/CRD IV grandfathering rules.

Capital ratio ING Bank

ING Bank further strengthened its capital base this quarter, ending the year 2015 with a fully-loaded common equity Tier 1 ratio of 11.6%. In the fourth quarter of 2015, common equity Tier 1 capital increased by EUR 1.8 billion to EUR 36.8 billion, supported by a net profit of EUR 0.8 billion and EUR 0.7 billion from a higher equity revaluation reserve stemming from increased values for Bank of Beijing and Kotak Mahindra Bank. In addition, the foreign exchange reserve increased by EUR 0.3 billion following a weakening of the euro in the fourth quarter of 2015.

Risk-weighted assets (RWA) increased by EUR 7.9 billion to EUR 318.2 billion, primarily due to higher credit RWA and including a EUR 2.6 billion impact from currency movements. Currency- related RWA movements are to a large extent off by foreign exchange differences in available capital and therefore had a limited impact on the common equity Tier 1 ratio.

by using the IFRS-EU balance sheet, in which notional cash pooling activities are netted, plus off-balance sheet commitments. The pro-forma leverage ratio of ING Bank,

which takes into account the combined impact of grossing up the notional cash pool activities and the alignment with the Delegated Act (which was adopted in January 2015) is 4.1%, an increase of 0.2 percentage point.

Risk-weighted assets (RWA)

At the end of December 2015, ING Bank’s total RWA were EUR 7.9 billion higher than at the previous quarter-end. Credit RWA increased by EUR 8.0 billion to EUR 265.4 billion, including EUR 2.6 billion from currency movements. The remaining increase of EUR 5.4 billion mainly reflects EUR 2 billion of higher RWA related to equity investments and EUR 3 billion from a combination of model updates, positive risk migration and some other items. Volume growth only had a marginal impact on credit RWA. Higher operational RWA were offset by lower market RWA.

ING Bank’s fully-loaded Tier 1 ratio (including grandfathered securities) increased to	ING Bank: Composition of RWA
13.9% at 31 December 2015. The increase primarily reflects the increase of common equity Tier 1 capital, which was partly offset by the redemption of a USD 0.4 billion legacy Tier 1 instrument in 4Q15. This bond would have lost its recognition as regulatory capital under the CRR/CRD IV grandfathering rules. The fully-loaded total capital ratio rose to 16.6% at the end of December 2015.	in EUR billion	31 Dec. 15	30 Sep. 15
	Credit RWA	265.4	257.4
	Operational RWA	43.1	42.0
	Market RWA	9.6	10.9
	Total RWA	318.2	310.3

ING Bank’s phased-in (transitional) common equity Tier 1 ratio was 11.6% at the end of
the fourth quarter, up 0.2 percentage point compared with 30 September 2015. Common	Ratings
equity Tier 1 capital increased by EUR 1.4 billion, largely mirroring developments in fully–loaded common equity Tier 1 capital. The impact from equity revaluation reserves	During the fourth quarter of 2015, the ratings and outlooks from S&P, Moody’s and Fitch remained unchanged.
was EUR 0.4 billion lower, reflecting the transitional rules under CRR/CRD IV.
ING Bank’s leverage ratio increased to 4.5%, up from 4.3% in the previous quarter, amply	Main credit ratings of ING on 3 February 2016
meeting our ambitions. The increase reflects higher Tier 1 capital as well as a marginally		Standard & Poor’s		Moody’s		Fitch
lower total exposure. The leverage exposure is calculated		Rating	Outlook	Rating	Outlook	Rating	Outlook
	ING Groep N.V.	A-	Stable	Baa1	Stable	A	Stable
	ING Bank N.V.	A	Stable	A1	Stable	A	Stable

ING Press Release 4Q2015	25

Risk & Capital Management

ING Bank: Capital position
	2019 rules (fully-loaded)		2015 rules (phased-in)
	31 Dec. 15	30 Sep. 15	31 Dec. 15	30 Sep. 15
Shareholders' equity (parent)	47,832	46,022	47,832	46,022
-Deductions of significant investments in financial institutions	-1,389	-1,047	-558	-404
-Interim profit not included in CET1 capital 1)	-1,586	-2,202	-1,586	-2,202
-Other regulatory adjustments	-4,069	-4,076	-4,134	-3,715
Regulatory adjustments	-7,044	-7,324	-6,278	-6,321
Available common equity Tier 1 capital	40,788	38,697	41,554	39,701
Additional Tier 1 securities2)	6,574	6,729	6,574	6,729
Regulatory adjustments additional Tier 1	0	0	-1,716	-1,569
Available Tier 1 capital	47,362	45,426	46,412	44,830
Supplementary capital - Tier 2 bonds 3)	8,570	8,636	8,570	8,636
Regulatory adjustments Tier 2	102	298	-657	-358
Available BIS capital	56,034	54,359	54,325	53,108
Risk-weighted assets	321,151	313,782	321,135	313,873
Common equity Tier 1 ratio	12.7%	12.3%	12.9%	12.6%
Tier 1 ratio	14.7%	14.5%	14.5%	14.3%
Total capital ratio	17.4%	17.3%	16.9%	16.9%

1) The interim profit not included in CET1 is the proposed dividend of EUR 1,586 million subject to the approval of the shareholders at the Annual General meeting in April 2016.

2) Including EUR 2,061 million is CRR/CRD IV-compliant and EUR 5,187 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. These amounts are presented net of positions on-lent to Insurance and Tier 1 capital provided to NN Group has been deducted.

3) Including EUR 6,229 million is CRR/CRD IV-compliant and EUR 2,341 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.

Capital ratios ING Group

The fully-loaded common equity Tier 1 ratio for ING Group increased strongly to 12.7% in the fourth quarter of 2015. Common equity Tier 1 capital increased by EUR 2.1 billion, driven by a net profit of EUR 0.8 billion in the fourth quarter and the inclusion in common equity Tier 1 capital of EUR 0.6 billion released from ‘interim profits not included in CET1 capital’. The remaining increase in common equity Tier 1 capital was primarily due to a EUR 0.7 billion increase in equity revaluation reserves and EUR 0.3 billion from currency movements. The increase in common equity Tier 1 capital was partly off by a higher deduction for significant investments in financial institutions amounting to EUR 0.3 billion following a higher market value for Bank of Beijing.

Risk-weighted assets increased by EUR 7.4 billion to EUR 321.2 billion at 31 December 2015, broadly mirroring developments in ING Bank.

ING Group’s fully-loaded Tier 1 ratio (including grandfathered securities) increased to 14.7%, reflecting the trend in common equity Tier 1 capital, which was partly off by the redemption of a USD 0.4 billion legacy Tier 1 instrument. The total capital ratio increased to 17.4% from 17.3% in the previous quarter.

ING Group’s phased-in (transitional) common equity Tier 1 ratio increased from 12.6% at 30 September to 12.9% at 31 December 2015. This is well in excess of the 10.25% common equity Tier 1 requirement for ING Group in 2016. This requirement is the sum of (i) 9.5% being the ECB’s decision on the 2015 Supervisory Review and Evaluation Process (SREP), including the capital conservation buffer, and (ii) 0.75% for the Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank. The fully- loaded SRB requirement is currently set at 3% for ING Group and phases in over four years, with a fi implementation date of 1 January 2019. With a 12.7% Group CET1 ratio as at 31 December 2015, ING is already in full compliance with the current fully-loaded requirement of 12.5%. Going forward, we aim to manage ING Group’s common equity Tier 1 ratio above our fully-loaded requirements and grow into a comfortable buffer over time.

Dividend

The Executive Board proposes to pay a total dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, over the financial year 2015. This is subject to the approval of shareholders at the Annual General Meeting in April 2016. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2015, the financial dividend will amount to EUR 0.41 per ordinary share and be paid in cash. The total amount of EUR 1,586 million is covered by the remaining balance of ‘interim profits not included in CET1 capital’ at year-end 2015.

ING is committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to our shareholders. ING aims to pay a progressive dividend over time.

26	ING Press Release 4Q2015

Business & Sustainability Highlights

ING believes all sustainable progress is driven by people with the imagination and determination to improve their future and the futures of those around them.

Our purpose is to empower people to stay a step ahead in life and in business. More than 52,000 employees work each day to earn the primary relationship with customers, and teams are encouraged to constantly think of better and innovative ways to service them.

New innovations in payments

ING is working to increase our pace of innovation, developing new services and business models. We’re acting to meet customers’ needs when it comes to making payments, focusing on accessibility and ease-of-use. For example, we launched Twyp, a peer-to-peer app described as the “Whatsapp of payments”, in Spain in December 2015 and the Netherlands in January 2016. Twyp, which stands for “the way you pay”, allows consumers to pay small amounts to contacts on their mobile devices in just a few seconds. More than 200,000 people in Spain have already downloaded the app and registered, and the number of users in the Netherlands has also been growing steadily in the few weeks since its launch.

ING also introduced contactless smartphone payments in the Netherlands, making it easier for customers to pay in shops and bars. In addition, we’ve joined R3 as the only Dutch bank in a consortium of more than 40 leading global banks collaboratively exploring ways to use blockchain technology in financial markets.

Empowering people

Innovation also helps empower people to make better financial decisions. For example, ING Bank Slaski in Poland introduced the new online banking platform, Moje ING. Based on a similar platform launched earlier in Spain, it gives customers a comprehensive overview of their finances and an easy-to-use financial planning tool, both with an intuitive and responsive design. In the Netherlands, ING 360 is a fee-based personalised financial dashboard that gives entrepreneurs insight ‘anytime, anywhere’ into opportunities to optimise their operations and increase revenue.

ING is also doing more to understand the behavioural aspects of consumer decision-making. For this, the Think Forward Initiative was set up with partners Microsoft, EMC and the Institute for New Economic Thinking. The aim is to gather insights and then transform them into actions that will help people make financial decisions that are better for them, and ultimately better for society. The initiative will have its first summit on 25 February in Brussels.

In January 2016, we announced that we will invest in Hong Kong fintech, WeLab, which provides consumer loans in China and Hong Kong in a fully automated process that takes minutes from application to approval. ING will also look at the possibilities of starting a partnership with WeLab in ING markets.

Accelerating sustainable transitions

ING believes that banking plays a significant role in creating a fairer and greener economy. We approach this by financing projects that accelerate our clients’ transition towards more sustainable businesses, and supporting clients that develop solutions to broader environmental and social challenges.

ING successfully issued our first-ever green bond in November 2015, raising approximately EUR 1.2 billion and achieving a milestone in our sustainability ambitions. The proceeds will mostly be used to refinance existing sustainable projects, and at least 20% will go to fund new projects. This highlights our strong commitment to supporting our clients with lending while stimulating social progress and strong environmental performance.

We measure our committed financing of sustainable clients as “sustainable transitions financed” (STF) and report on this twice a year. At 31 December 2015, STF amounted to EUR 23.8 billion, of which EUR 6.3 billion went to financing sustainable projects and assets and the remainder to companies that are environmental outperformers. This is an increase of 22% compared with the end of 2014, as more sustainable clients were identified after sustainability assessments were better embedded into core processes.

In November ING announced that we would no longer finance new coal-fired power plants and new thermal coal mines worldwide, effective immediately. We will also not finance any new clients whose business is over 50% reliant on operating coal-fired power plants or thermal coal mines. Going forward, we will reduce our global credit exposure to thermal coal-related businesses.

ING is serious about combatting climate change. In December, we committed to buying 100% renewable electricity for all ING buildings worldwide as part of the RE100 initiative, joining other influential global companies. ING has been climate neutral since 2007 by offsetting emissions, and we have targets to reduce our CO2, waste and water footprint all by 20% by 2020.

Strengthening lending capabilities	Overview of Sustainable Transitions Financed
We’re also looking at fintech innovations to help strengthen our lending capabilities and better serve our consumer and SME (small and medium-sized enterprises) clients. In Belgium and Luxembourg, we’re helping small business owners gain easy access to crowdfunding via fintechs Seedrs and KissKissBankBank. Meanwhile, our partnership with Kabbage in Spain has started to provide small companies with loan offers much faster.	In EUR million	2015	2014
	ING Groenbank 1)	875	836
	Loans to renewable energy projects 2)	3,187	1,730
	Loans to sustainable real estate 3)	998	389
	Loans to other projects 4)	1,274	379
	Loans to environmental outperformers 5)	17,470	16,142
	Total	23,804	19,476

1) ING Groenbank finances projects within and outside of the Netherlands

2) Includes biomass, geothermal, hydro, solar, offshore and onshore wind power generation

3) As of year-end 2015, ING reports separately on sustainable real estate, which used to be reported under Loans to other projects

4) Includes projects involving energy efficiency, greenhouse gas reduction, climate change and mitigation, waste-to-energy, public transport, waste reduction, social welfare

5) As of year-end 2014, ING reports this amount to clients who have been identified as environmental outperformers based on an independent reputable data provider or internal client assessments

ING Press Release 4Q2015	27

Appendix

Consolidated profit and loss account ING Group

ING Group: Consolidated profit and loss account
	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
Interest result Banking operations	3,172	3,208	2,279	2,329	915	923	-22	-45
Commission income	607	556	356	313	252	244	-0	-1
Investment income	-1	25	5	10	-8	16	1	-0
Other income	265	-34	154	49	145	-31	-34	-52
Total underlying income	4,043	3,756	2,793	2,701	1,304	1,153	-55	-98
Expenses excl. regulatory costs	2,259	2,390	1,544	1,795	656	639	60	-44
Regulatory costs	279	182	144	88	101	66	35	27
Operating expenses	2,539	2,572	1,687	1,884	757	705	95	-17
Gross result	1,504	1,183	1,106	817	547	447	-150	-81
Addition to loan loss provisions	302	400	204	247	97	152	0	-
Underlying result before tax Banking	1,202	783	902	569	450	295	-150	-81
Taxation	367	215	281	155	143	90	-57	-29
Minority interests	12	20	8	15	4	5	-	-
Underlying net result Banking	822	548	612	399	303	200	-93	-51
Net gains/losses on divestments	-	-	-	-	-	-	-	-
Net result from divested units	-	-	-	-	-	-	-	-
Special items after tax	-16	-18	-16	-18	-	-	-	-
Net result Banking	807	530	597	381	303	200	-93	-51
Net result Insurance Other	12	14
Net result intercompany elimination between ING		-12
Bank and NN Group
Net result from discontinued operations NN Group	-	226
Net result from discontinued operations Voya		418
Financial
Net result ING Group	819	1,176

ING Group: Consolidated profit and loss account
	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking
In EUR million	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014
Interest result Banking operations	12,590	12,376	9,177	9,082	3,567	3,534	-153	-240
Commission income	2,320	2,290	1,360	1,312	964	980	-4	-2
Investment income	129	206	153	120	-25	78	2	8
Other income	1,513	424	538	385	1,104	300	-129	-261
Total underlying income	16,552	15,296	11,228	10,898	5,609	4,893	-285	-496
Expenses excl. regulatory costs	8,626	8,571	5,987	6,171	2,429	2,311	210	88
Regulatory costs	620	408	443	285	142	96	35	27
Operating expenses	9,246	8,979	6,430	6,456	2,571	2,407	245	116
Gross result	7,306	6,317	4,798	4,442	3,038	2,487	-529	-611
Addition to loan loss provisions	1,347	1,594	870	1,093	478	500	0	-
Underlying result before tax Banking	5,959	4,724	3,928	3,349	2,560	1,986	-530	-611
Taxation	1,668	1,221	1,117	868	676	470	-125	-117
Minority interests	72	79	56	54	16	26	-	-
Underlying net result Banking	4,219	3,424	2,755	2,427	1,868	1,491	-404	-494
Net gains/losses on divestments	367	202	367	202	-	-	-	-
Net result from divested units	-	-	-	-	-	-	-	-
Special items after tax	-58	-1,021	-58	-63	-	-	-	-957
Net result Banking	4,528	2,606	3,064	2,566	1,868	1,491	-404	-1,451
Net result Insurance Other	-42	107
Net result intercompany elimination between ING	-20	-55
Bank and NN Group
Net result from discontinued operations NN Group	-779	65
Net result from discontinued operations Voya	323	-1,471
Financial
Net result ING Group	4,010	1,251

28	ING Press Release 4Q2015

Appendix

Consolidated profit and loss account ING Group

Geographical split: Consolidated profit and loss account
	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
Interest result Banking operations	3,172	3,208	1,151	1,168	563	647	489	417	305	311	289	271	397	438	-22	-44
Commission income	607	556	198	187	124	107	73	54	38	24	69	74	106	113	-0	-1
Investment income	-1	25	2	-7	1	22	3	0	-0	1	0	3	-3	7	-3	-0
Other income	265	-34	10	64	49	-25	18	-17	26	26	77	46	95	-68	-10	-61
Total underlying income	4,043	3,756	1,361	1,411	736	751	583	453	369	362	435	394	594	490	-36	-107
Expenses excl. regulatory costs	2,259	2,390	837	1,129	437	438	217	197	203	181	243	247	258	227	64	-28
Regulatory costs	279	182	130	49	1	35	14	22	12	8	48	13	41	28	35	27
Operating expenses	2,539	2,572	967	1,178	438	473	230	219	214	189	291	260	299	254	99	-1
Gross result	1,504	1,183	394	233	298	278	353	234	154	173	144	135	295	236	-135	-106
Addition to loan loss provisions	302	400	107	224	64	16	7	8	30	50	56	46	37	57	0	-
Underlying result before tax Banking	1,202	783	287	10	234	263	345	226	125	123	87	89	259	179	-135	-106
Retail Banking	902	569	301	-20	207	240	288	198	61	89	44	62	-	-	-	-
Wholesale Banking	450	295	-14	30	26	23	57	28	63	34	43	26	259	179	15	-25
Corporate Line	-150	-81	-	-	-	-	-	-	-	-	-	-	-	-	-150	-81
Underlying result before tax	1,202	783	287	10	234	263	345	226	125	123	87	89	259	179	-135	-106
Taxation	367	215	87	7	89	60	109	68	32	64	15	18	106	36	-70	-38
Minority interests	12	20	-	-	1	5	0	0	-	-	11	14	-	-	-	-
Underlying net result Banking	822	548	200	3	145	198	236	157	93	59	61	57	152	143	-65	-68
Net gains/losses on divestments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net result from divested units	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Special items after tax	-16	-18	-16	-18	-	-	-	-	-	-	-	-	-	-	-	-
Net result Banking	807	530	185	-16	145	198	236	157	93	59	61	57	152	143	-65	-68
Net result Insurance Other	12	14
Net result intercompany elimination between ING Bank and NN Group		-12
Net result from discontinued operations NN Group	-	226
Net result from discontinued operations Voya Financial		418
Net result ING Group	819	1,176

ING Press Release 4Q2015	29

Appendix

Consolidated profit and loss account ING Group

Geographical split: Consolidated profit and loss account
	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other
In EUR million	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014	4Q2015	4Q2014
In EUR million	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014	FY2015	FY2014
Interest result Banking operations	12,590	12,376	4,677	4,699	2,287	2,447	1,812	1,616	1,219	1,158	1,147	1,072	1,600	1,625	-153	-241
Commission income	2,320	2,290	754	730	497	464	215	171	149	147	267	333	442	447	-4	-1
Investment income	129	206	-77	17	18	130	70	1	14	2	57	30	17	22	30	4
Other income	1,513	424	264	147	416	157	50	-18	-9	42	273	236	583	101	-63	-241
Total underlying income	16,552	15,296	5,619	5,593	3,217	3,198	2,146	1,770	1,373	1,349	1,743	1,671	2,643	2,194	-189	-479
Expenses excl. regulatory costs	8,626	8,571	3,091	3,354	1,745	1,767	813	758	787	710	973	982	990	866	227	134
Regulatory costs	620	408	130	49	199	165	103	78	18	13	88	36	47	39	35	27
Operating expenses	9,246	8,979	3,220	3,403	1,943	1,931	917	837	805	723	1,061	1,018	1,038	905	262	161
Gross result	7,306	6,317	2,399	2,189	1,274	1,267	1,229	934	568	626	683	653	1,605	1,289	-451	-641
Addition to loan loss provisions	1,347	1,594	654	947	166	146	77	67	98	185	176	125	175	123	0	-
Underlying result before tax Banking	5,959	4,724	1,744	1,243	1,108	1,120	1,152	866	469	441	506	528	1,430	1,166	-451	-641
Retail Banking	3,928	3,349	1,495	938	845	951	1,012	771	239	304	338	386	-	-	-	-
Wholesale Banking	2,560	1,986	249	305	263	170	141	96	230	136	169	142	1,430	1,166	78	-29
Corporate Line	-530	-611	-	-	-	-	-	-	-	-	-	-	-	-	-530	-611
Underlying result before tax	5,959	4,724	1,744	1,243	1,108	1,120	1,152	866	469	441	506	528	1,430	1,166	-451	-641
Taxation	1,668	1,221	469	308	315	277	382	266	166	131	79	96	374	275	-117	-133
Minority interests	72	79	-	-	6	2	2	1	-	-	64	77	-	-	-	0
Underlying net result Banking	4,219	3,424	1,276	935	787	841	768	599	303	310	363	356	1,056	891	-334	-508
Net gains/losses on divestments	367	202	-	-	-	-	-	-	-	-2	367	204	-	-	-	-
Net result from divested units	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Special items after tax	-58	-1,021	-58	-63	-	-	-	-	-	-	-	-	-	-	-	-957
Net result Banking	4,528	2,606	1,218	872	787	841	768	599	303	308	730	560	1,056	891	-334	-1,465
Net result Insurance Other	-42	107
Net result intercompany elimination between ING Bank and NN Group	-20	-55
Net result from discontinued operations NN Group	-779	65
Net result from discontinued operations Voya Financial	323	-1,471
Net result ING Group	4,010	1,251

30	ING Press Release 4Q2015

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World). where ING is among the leaders in the Banks industry group.

Further information

All publications related to ING’s 4Q15 results can be found at www.ing.com/4q15, including a video interview with Ralph Hamers, which is also available on YouTube.

Additional financial information is available at www.ing.com/qr:

•  ING Group historical trend data

•  ING Group analyst presentation (also available via SlideShare)

See also ing.world, ING Group’s online magazine, which can be found in the About Us section on www.ing.com.

Frequent news updates on ING can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Important legal information

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2014 ING Group Annual Accounts. The Financial statements for 2015 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING’s implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13)

changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING’s ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

ING Press Release 4Q2015	31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 4 February, 2016